                                               Filed Pursuant to Rule 424(b)(1)
                                                             File No. 333-82366
PROSPECTUS

                               4,260,000 Shares

                                     [LOGO]
                                CTE Commonwealth
                                    Telephone Enterprises

                                 COMMON STOCK

                               -----------------

 The selling stockholder named in this prospectus is offering 4,260,000 shares of our common stock.

      We will not receive any proceeds from the sale of the common stock.

                               -----------------


Our common stock is listed on the  Nasdaq  National  Market  under  the  symbol
   "CTCO". On March 26, 2002, the reported last sale price of our common stock on the Nasdaq National Market was $37.05 per share.

                               -----------------

 Investing in our common stock involves risks. See "Risk Factors" beginning on page 6.

                               -----------------

                               PRICE $36 A SHARE

                               -----------------

                                                     Underwriting    Proceeds to
                                          Price to   Discounts and     Selling
                                           Public     Commissions  Stockholder/(1)/
                                        ------------ ------------- ---------------
Per share..............................    $36.00       $1.98          $34.02
Total.................................. $153,360,000  $8,434,800    $144,925,200

--------
(1) Before deducting expenses payable by the selling stockholder.

The selling stockholder has granted the underwriters the right to purchase up to an additional 638,000 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares of common stock to purchasers on April 2, 2002.

                               -----------------

                                MORGAN STANLEY

GOLDMAN, SACHS & CO.

                        WACHOVIA SECURITIES

                                           LEGG MASON WOOD WALKER
                                                    INCORPORATED

                                                                       SG COWEN
March 26, 2002

                               TABLE OF CONTENTS

                                                                                      Page
                                                                                      ----
Prospectus Summary...................................................................   1
   The Company.......................................................................   1
   The Offering......................................................................   3
   Summary Financial Data............................................................   4
Risk Factors.........................................................................   6
Special Note on Forward-Looking Statements...........................................  14
Use of Proceeds......................................................................  15
Price Range of Common Stock and Class B Common Stock.................................  15
Dividend Policy......................................................................  16
Capitalization.......................................................................  17
Selected Consolidated Financial Data.................................................  18
Management's Discussion and Analysis of Financial Condition and Results of Operations  21
Business.............................................................................  38
Management...........................................................................  46
Transactions with Related Parties....................................................  49
Principal and Selling Stockholders...................................................  52
Description of Capital Stock.........................................................  54
Underwriters.........................................................................  56
Legal Matters........................................................................  58
Experts..............................................................................  58
Where You Can Find More Information..................................................  58
Incorporation by Reference...........................................................  58

                               -----------------

   You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock, only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock.

   In this prospectus, unless the context otherwise requires,

  . "we," "us" and "our" refer to Commonwealth Telephone Enterprises, Inc. and its subsidiaries.

  . "our RLEC" and "CT" refer to Commonwealth Telephone Company, a rural local exchange carrier and a subsidiary of Commonwealth Telephone Enterprises, Inc.

  . "our CLEC" and "CTSI" refer to CTSI, LLC, a competitive local exchange carrier and a subsidiary of Commonwealth Telephone Enterprises, Inc.

                                    SUMMARY

   This summary highlights information contained elsewhere in this prospectus and may not contain all the information that may be important to you. You should read the entire prospectus, including the information under "Risk Factors" beginning on page 6 and our consolidated financial statements and the related notes and other information included in or incorporated by reference in this prospectus, before making an investment decision.

                                  THE COMPANY

   We are a telecommunications company providing telephony and related services in Pennsylvania markets as a rural local exchange carrier, or RLEC. We also operate as a competitive local exchange carrier, or CLEC, in three regional Pennsylvania markets that border our RLEC's markets, which we refer to as our "edge-out" markets. Our RLEC is the nation's eighth largest non-Bell incumbent local exchange carrier, serving over 330,000 switched access lines as of December 31, 2001. Our CLEC served over 112,000 competitive switched access lines in our "edge-out" markets as of December 31, 2001.

   Our RLEC, founded in 1897, operates in a rural, approximately 5,000 square mile territory with a population of approximately 450,000 people and a line density of approximately 66 access lines per square mile. Approximately three quarters of our RLEC's switched access lines serve residential customers. Our RLEC generated revenues of $189.3 million and $182.2 million and adjusted EBITDA of $120.9 million and $110.0 million for the year ended December 31, 2001 and for the year ended December 31, 2000, respectively. Our RLEC ranks among the industry leaders in switched access line growth and penetration of residential second lines, primarily as a result of a successful campaign to market additional lines. From 1995 to 2001, our RLEC's penetration of residential second lines grew from 3% to 39% while its number of switched access lines grew at a compound annual growth rate of 6.5%, resulting in growth of its overall revenues at a compound annual growth rate of 6.8%. Additionally, our RLEC's emphasis on enhancing profitability resulted in an adjusted EBITDA compound annual growth rate of 9.3% over the same period. While second line growth has begun to slow in light of our increased penetration rate, we believe we still have opportunities for future increases in switched access lines, revenues and adjusted EBITDA.

   Our CLEC began operating in our "edge-out" markets in 1997 and currently provides a full array of competitive voice and data telecommunications services mainly to business customers. Our CLEC serves the three regional Pennsylvania "edge-out" markets of Wilkes-Barre/Scranton/Hazleton, Harrisburg and Lancaster/Reading/York. In these markets, our CLEC generated revenues of $73.1 million and $53.1 million and adjusted EBITDA of $19.4 million and $2.8 million for the year ended December 31, 2001 and the year ended December 31, 2000, respectively. Beginning in 1998, our CLEC expanded beyond its original three "edge-out" markets into five additional expansion markets. At the end of 2000, however, we developed an exit strategy for these expansion markets in order to refocus our attention on our three original "edge-out" markets. This strategy has allowed us to increase our adjusted EBITDA and to significantly reduce our capital needs. We recorded a restructuring charge of $99.7 million, or $64.8 million after tax, in the fourth quarter of 2000 in connection with this strategy and had completed our withdrawal from these markets by June 30, 2001.

   We also own and operate other telecommunications-related support businesses which all operate in the deregulated segments of the telecommunications industry and support the operations of our two primary operations. These businesses are epix(R) Internet Services, one of the northeast's largest rural Internet service providers with approximately 46,000 dial-up Internet access subscribers as of December 31, 2001; Jack Flash(R), a broadband data service with approximately 7,000 installed digital subscriber line subscribers as of December 31, 2001; Commonwealth Communications, a provider of telecommunications equipment and facilities management services; and Commonwealth Long Distance Company, a facilities-based long-distance reseller.

   Our President and CEO, Michael J. Mahoney, and our Executive Vice President and COO, James DePolo, have assembled a management team comprised of individuals with extensive experience and success in the telecommunications industry, as well as individuals from outside the industry whose expertise enhances our overall management team capabilities. Our top five operating executives have an average of approximately 25 years of experience in the telecommunications industry.

Business Strategy

   We strive to grow our revenues, control our expenses and deploy our capital in a manner that maximizes our adjusted EBITDA. In order to achieve this goal, we have formulated the following business strategy:

  .  Continue to grow our RLEC's switched access line base;

  . Leverage our RLEC's brand, reputation and expertise to further penetrate our "edge-out" markets;

  .  Increase sales of data products and services;

  .  Increase penetration of enhanced services;

  .  Continue to provide superior service and customer care; and

  .  Selectively pursue strategic acquisitions.

                               -----------------

   Our principal executive offices are located at 100 CTE Drive, Dallas, Pennsylvania 18612-9774, and our telephone number is 570-631-2700. We maintain a website at www.ct-enterprises.com where general information about us is available. We are not incorporating the contents of the website into this prospectus.

                                 THE OFFERING

Common stock offered by the
  selling stockholder.......  4,260,000 shares of common stock (4,898,000 shares if the underwriters exercise their over-allotment option in full).

Use of proceeds.............  We will not receive any proceeds from the sale of the shares in this offering.

                            SUMMARY FINANCIAL DATA

   The following table presents summary financial data for our company. The historical financial data presented in this table were derived from and should be read in conjunction with our consolidated financial statements and the related notes incorporated by reference in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The pro forma data presented below give effect to our CLEC's exit from five expansion markets as if we had completed the exit before January 1, 2001. See footnote (1) below. However, the pro forma data is not necessarily indicative of the results we would have achieved had we actually completed this exit before January 1, 2001 or of our results of future operations.

                                                                    Year Ended December 31,
                                                  -----------------------------------------------------------
                                                                                                  Pro forma
                                                       1999             2000          2001         2001(1)
                                                   -----------       -----------   -----------   -----------
                                                  (in thousands, except share, per share and access line data
Statement of Operations Data:
Sales:
 RLEC............................................ $   169,313       $   182,223   $   189,264   $   189,264
                                                   -----------       -----------   -----------   -----------
 CLEC:
   Edge-out......................................      37,583            53,143        73,061        73,061
   Expansion.....................................       4,901            12,413         5,563            --
                                                   -----------       -----------   -----------   -----------
     Total CLEC..................................      42,484            65,556        78,624        73,061
   Other.........................................      49,095            43,270        38,726        38,726
                                                   -----------       -----------   -----------   -----------
     Total sales.................................     260,892           291,049       306,614       301,051
                                                   -----------       -----------   -----------   -----------
Costs and expenses (excluding other operating
 expenses itemized below)........................     160,388           193,928       167,970       159,757
Management fees..................................       5,234             2,000         1,200         1,200
Depreciation and amortization....................      45,506            58,428        64,582        64,582
Restructuring charges (reversals)(2).............          --            99,713        (9,287)           --
Voluntary employee retirement program............          --                --         5,388         5,388
                                                   -----------       -----------   -----------   -----------
Operating income (loss)..........................      49,764           (63,020)       76,761        70,124
Interest and dividend income.....................       2,642             3,607         3,222         3,222
Interest expense.................................     (14,399)          (20,971)      (18,348)      (18,348)
Other income, net................................         413               589           303           303
                                                   -----------       -----------   -----------   -----------
Income (loss) before income taxes................      38,420           (79,795)       61,938        55,301
Provision (benefit) for income taxes(3)..........      18,280           (22,326)       20,895        18,705
Equity in income of unconsolidated entities......       1,832             2,020         2,089         2,089
                                                   -----------       -----------   -----------   -----------
Net income (loss)................................ $    21,972       $   (55,449)  $    43,132   $    38,685
                                                   ===========       ===========   ===========   ===========
Basic earnings per share......................... $      0.99       $     (2.46)  $      1.86   $      1.67
Diluted earnings per share....................... $      0.95       $     (2.46)  $      1.83   $      1.64
Weighted average shares and common stock
 equivalents outstanding.........................  23,057,576        22,541,138    23,575,757    23,575,757

                                        Year Ended December 31,
                              --------------------------------------------
                                                                 Pro forma
                                  1999         2000      2001     2001(1)
                                --------     --------  --------  ---------
                               (in thousands, except share, per share and
                                           access line data)
       Other Financial and Operating Data:
       Adjusted EBITDA(4).... $ 95,270      $ 95,121   $137,444  $140,094
       Capital expenditures..  127,324       136,994     69,194    69,194
       Access lines:
         RLEC................  296,689       315,669    330,666   330,666
                                --------     --------  --------  --------
         CLEC:
          Edge-out...........   73,739        97,174    112,396   112,396
          Expansion..........   10,809        25,373         --        --
                                --------     --------  --------  --------
             Total CLEC......   84,548       122,547    112,396   112,396
                                --------     --------  --------  --------
          Total..............  381,237       438,216    443,062   443,062
                                ========     ========  ========  ========

                                                                               As of
                                                                            December 31,
                                                                                2001
                                                                           --------------
                                                                           (in thousands)
Balance Sheet Data:
Cash and temporary cash investments.......................................    $ 27,298
Property, plant and equipment, net of accumulated depreciation of $382,000     428,916
Total assets..............................................................     564,604
Short-term debt...........................................................      74,010
Long-term debt, net of current maturities.................................     151,309
Shareholders' equity......................................................     165,516

--------
(1) The pro forma data is calculated by eliminating sales, identifiable direct operating expenses, restructuring charges (reversals) and the applicable tax effects related to our operations in the expansion markets for the periods presented.
(2) In order to enhance our near-term cash flow and reduce our capital requirements, we announced our intention to exit five CLEC expansion markets in December 2000. As a result, we recorded a restructuring charge of $99.7 million, or $64.8 million after tax, in the year ended December 31, 2000, of which $9.3 million, or $6.2 million after tax, was reversed in the year ended December 31, 2001. See "Selected Financial Data."
(3) For an analysis of the change in effective tax rates, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--2001 vs. 2000--Income Taxes."
(4) Represents earnings before interest, taxes, voluntary employee retirement program, restructuring charges (reversals), depreciation and amortization, other income (expense) and equity in income of unconsolidated entities. We believe that adjusted EBITDA is an additional measure of operations that
    (1) gauges the performance of our business and (2) may provide investors and research analysts with a benchmark against certain other communications companies. Adjusted EBITDA is not a measurement under U.S. Generally Accepted Accounting Principles (GAAP) and may not be comparable to other similarly-titled measures of other companies.

                                 RISK FACTORS

   You should carefully consider each of the following risks and all of the other information set forth in this prospectus before deciding to invest in our securities. If any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our securities could decline, and you may lose all or part of your investment.

Risks related to Level 3 Communications, Inc.'s significant influence over us

  Level 3 holds a significant portion of the voting power in our equity securities and may have interests that differ from yours.

   Level 3 is a global communications and information services company. After the offering, Level 3 will beneficially own approximately 38% of the voting power of our equity securities, assuming the underwriters exercise their over-allotment option in full. Four of our directors are also directors of Level 3. As a result, Level 3 will continue to have significant influence over the election of our directors and our corporate and management policies, including potential mergers or acquisitions, asset sales and other significant corporate transactions. We cannot assure you that the interests of Level 3 will coincide with the interests of the other holders of our common stock. See "Principal and Selling Stockholders" and "Transactions with Related Parties."

  We have existing relationships with RCN Corporation, an affiliate of Level 3, that may lead to conflicts of interest.

   Our Chairman, David McCourt, is also the Chairman and CEO of RCN Corporation, a facilities-based telecommunications company, and eight of our directors also serve on the board of directors of RCN. In addition, we have entered into a month to month long-distance resale and a management service agreement with RCN, the latter of which was not the result of arm's-length negotiations. David McCourt also previously owned approximately 10% of the outstanding shares of common stock of Level 3 Telecom Holdings, Inc., the holding company through which Level 3 owns its equity stake in our company. In February 2002, Mr. McCourt sold these shares to a subsidiary of Level 3. In addition, Level 3 owns approximately 27% of the outstanding equity securities of RCN. We cannot assure you that no conflicts of interest exist or will arise with respect to the ongoing operations of our company and RCN. See "Transactions with Related Parties."

Risks related to regulation of the telecommunications industry

   The telecommunications industry is subject to extensive regulation at the federal, state and local levels. See "Business--RLEC Operations--Regulatory Environment" and "Business--CLEC Operations--Regulatory Environment." The costs of complying with this regulation, delays or failures to receive required regulatory approvals, or the enactment of new, adverse regulatory requirements may have a material adverse effect upon our business. The risks presented by the regulatory environment we face include the following:

  The amounts we can charge for most of our services are subject to regulatory restrictions; our financial results have been adversely affected by recent reductions in access rates and may be further adversely affected if access rates are reduced in the future.

   Approximately 14.0% and 14.7% of our pro forma revenues for the year ended December 31, 2001 and the year ended December 31, 2000, respectively, were from local service fees paid by customers of our RLEC. These fees, and other charges imposed by our RLEC for in-state services, are subject to regulation by the Pennsylvania Public Utility Commission and can be raised, in the aggregate, only at an annual rate equal to the overall rate of inflation minus two percentage points or for events deemed outside of our RLEC's control that result in reduced revenues or increased expenses. These increases may not be sufficient to cover increases in our costs. Moreover, it is possible that the applicable regulations could be changed in the future to impose even greater restrictions on our ability to raise rates for local service.

   Additionally, approximately 44.1% and 41.5% of our pro forma revenues for the year ended December 31, 2001 and the year ended December 31, 2000, respectively, came from charges paid to us by other carriers for services our RLEC and CLEC provided in originating and terminating intrastate and interstate toll calls, and for services our CLEC provided in terminating local calls received from other telephone companies. The payments we receive for these services are regulated by the Federal Communications Commission (the "FCC") and the Pennsylvania Public Utility Commission.

   Beginning in June 2001, new FCC rules substantially reduced the per minute rates our CLEC can charge to long-distance companies for interstate access. Revenues from these access charges represented approximately 1.2% and 1.3% of our pro forma revenues for the year ended December 31, 2001 and the year ended December 31, 2000, respectively. Upon full phase-in after three years, these rules will result in a reduction in our CLEC's interstate access rates to approximately 0.45 cents per minute.

   Also beginning in June 2001, other FCC rules substantially reduced the amounts our CLEC can charge other telephone companies and others for local telephone calls that terminate to an Internet service provider, which are known as reciprocal compensation. The total reciprocal compensation recorded by our CLEC represented approximately 1.7% and 1.1% of our pro forma revenues for the year ended December 31, 2001 and the year ended December 31, 2000, respectively. Of these amounts, local reciprocal compensation associated with ISP traffic was approximately 1.3% and 0.8% of our pro forma revenues for the year ended December 31, 2001 and the year ended December 31, 2000, respectively. The FCC rules permit our CLEC to continue collecting the existing higher rates on calls that terminate to customers who are not ISPs.

   Interstate access charges paid by long-distance carriers to our RLEC represented 18.9% of our pro forma revenues for 2001. In the first quarter of 2001, our state tax adjustment surcharge, settlements formula calculation and jurisdictional minutes of use have reduced and will reduce our RLEC's interstate access revenues by approximately $1.0 million per quarter as compared to the amounts we received prior to these changes.

   We cannot predict whether any additional FCC rules will be passed that will result in further reductions in the revenues we receive. Additionally, the FCC's current rules may change as a result of judicial review or policy changes at the agency.

  If any of the favorable regulatory provisions from which our RLEC currently benefits were to be modified or terminated, we could experience higher costs and lower revenues.

   Because of its status as a rural telephone company under the Telecommunications Act, our RLEC is not currently required to comply with that Act's more burdensome requirements governing the rights of competitors to interconnect to an incumbent carrier's local network. If this limitation was to change, more competitors could enter our RLEC markets than we currently expect. We could also incur additional administrative and regulatory expenses as a result of such newly imposed interconnection requirements.

   Additionally, since 1997, our RLEC has operated under local rate regulations that permit increased returns arising from improved productivity to accrue to equity owners. We believe that this regulatory arrangement is more favorable to us than traditional rate of return regulation, which requires productivity gains to be passed on to ratepayers. The regulations also include other provisions, such as rate adjustments, that may protect us against events deemed outside of our control. We believe that such regulations are generally preferable to traditional local rate regulations. The Pennsylvania Public Utility Commission has asserted continuing jurisdiction over these alternative regulatory arrangements and we can therefore not assure you that it will allow full or partial recovery of reduced revenues or increased expenses in the future. In addition, the legislation under which the Pennsylvania Public Utility Commission approved our current form of regulation expires in 2003, and we cannot assure you that it will be renewed. All of these regulations are subject to change and/or termination which could result in reduced revenues for our RLEC.

   Furthermore, our RLEC currently receives its interstate access revenues pursuant to average cost schedules established by the National Exchange Carrier Association, or NECA. Should our RLEC lose its average schedule status, we would incur a significant loss of interstate access revenue.

  Loss of our access to network elements from incumbent telephone companies or an increase in the prices we must pay for those elements would adversely affect our CLEC business.

   Approximately half of our CLEC's customers are not completely physically connected to our networks. Our CLEC's business therefore depends in large part on our ability to provide service to our customers by leasing various elements of the incumbent telephone company's network to provide local service. The Telecommunications Act of 1996 and FCC and state commission rulings under that Act require incumbent telephone companies to lease us the necessary network elements. If these rules are changed by the FCC or state commissions or are struck down by the courts, our ability to provide service in a cost-effective manner could be adversely affected. For example, the FCC could remove one or more of the necessary elements that the incumbent telephone company is required to provide to us, or permit substantial increases in the amounts the incumbent company can charge our CLEC. The U.S. Supreme Court is currently reviewing certain FCC rules regarding the pricing of network elements provided by incumbent local telephone companies. If incumbent telephone companies were no longer to be required to provide unbundled network elements on favorable terms, our CLEC's operating margins would be reduced and it might not be able to compete effectively.

  Regulatory requirements could delay or prevent our ability to take actions we consider beneficial to our business.

   Pennsylvania law requires us to secure consent from the Pennsylvania Public Utility Commission prior to issuing capital stock, incurring long-term debt or selling or otherwise disposing of material utility assets. Both the FCC and the Public Utility Commission must review any transaction that results in a "change of control" of a regulated entity or of a holding company of a regulated entity. The approval process for these transactions can be lengthy and could restrict our ability to offer services, set prices, obtain financing or take other steps that we may believe to be in our best interest.

Risks related to the competitive nature of the telecommunications industry

   The telecommunications industry is highly competitive. We face actual or potential competition from many existing and emerging companies, including other incumbent and competitive local telephone companies, long- distance carriers and resellers, wireless telephone companies, Internet service providers, satellite companies and cable companies. We may not be able to successfully anticipate and respond to various competitive factors affecting the industry, including regulatory changes that may affect our competitors and us differently, new technologies and services that may be introduced, changes in consumer preferences, demographic trends and discount pricing strategies by competitors. The risks to our business from this competition include the following:

  Verizon, as the incumbent local carrier in our CLEC markets, has competitive advantages over us which adversely affect our operating margins.

   As the incumbent carrier in our CLEC markets, Verizon enjoys competitive advantages, including its wireline connection to virtually all of our customers and potential customers, its established brand name and its substantial financial resources. As a competitive local carrier, we are effectively required to discount our services to win potential customers, and to pay substantial amounts to Verizon to lease elements of its networks. These factors result in lower operating margins for our CLEC, and make us especially vulnerable to any discount pricing policies that Verizon may adopt to exploit its lower cost structure and greater financial resources. Additionally, Verizon has recently received regulatory approval to offer in-region long-distance services to its Pennsylvania customers, which allows it to offer attractive service packages to its customers in the markets we serve. This may result in a further competitive disadvantage in our CLEC markets.

  We face intense competition in our markets for long distance, Internet access and other ancillary services that are important to our business and to our growth strategy.

   An important part of our business strategy is to sell additional services to our local customers in both our RLEC and CLEC markets. The markets for these ancillary services, however, are extremely competitive; and in some cases, are dominated by companies far larger than our own with lower costs, and greater name recognition and technical and financial resources, than ours. Our competitors for these services include, in addition to Verizon, long-distance companies like AT&T, WorldCom and Sprint, and, in the Internet service provider business, AOL Time Warner. To compete against these established companies, we expect to have to offer both lower prices and superior service to our customers, and we may not be able to do so on profitable terms. In recent periods, our long-distance reseller has been losing interLATA toll and long-distance revenues to lower cost carriers who own or control their own networks, and we expect that this trend will continue. If we are unable to maintain a competitive offering of long-distance, Internet access and other ancillary services, we may also lose local customers who prefer to obtain a package of services from one telecommunications provider.

  Technological developments could increase our costs and cause a decline in demand for our services.

   The telecommunications industry is subject to rapid and significant changes in technology. If we do not replace or upgrade technology and equipment that becomes obsolete, we will be unable to compete effectively because we will not be able to meet the needs or expectations of our customers. Additionally, replacing or upgrading our infrastructure in the future could result in significant capital expenditures.

   Our wireline telecommunications services also are in competition or potential competition with numerous alternative technologies, including in particular wireless communications. The wireless telecommunications industry is experiencing significant technological change. Wireless carriers are improving the capacity and quality of digital wireless technology, and are also expected to continue to reduce the prices for their services. These developments could reduce customer demand for our services and the prices that we will be able to charge for these services particularly in our CLEC markets where a number of wireless providers are established competitors and in certain areas of our RLEC's territory. We believe that future technological developments are likely to result in further improvements in wireless telecommunications services, as well as in other telecommunications technologies, that are likely to result in increased competition for our various businesses. We cannot predict which of many possible future technologies, products or services will be important to maintain our competitive position or what expenditures will be required to develop and provide these technologies, products or services.

  Many of our competitors have superior resources which may place us at a cost and price disadvantage.

   Many of our current and potential competitors have market presence, engineering, technical and marketing capabilities and financial, personnel and other resources substantially greater than ours. These competitors may be able to develop and expand their communications and network infrastructures more quickly, adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities more readily and devote greater resources to the marketing and sale of their products and services than we can. Additionally, the greater brand name recognition of some competitors, such as Verizon, requires us to price our CLEC services at lower levels in order to win business. Finally, the cost advantages of some competitors may give them the ability to reduce their prices for an extended period of time if they so choose. See "Business--RLEC Operations--Competitive Environment" and "Business--CLEC Operations--Competitive Environment."


Other business risks

  Demand for some of our services may be adversely affected by a downturn in the U.S. economy.

   Demand for some of our services may be adversely affected by the recent downturn in the U.S. economy. As a result, we may experience lower than expected revenues for some of our businesses going forward. If current general economic conditions continue or worsen, the revenues, cash flow and earnings of our company as a whole could be adversely affected.

  We have suffered significant losses in our CLEC business, and we may not be able to achieve and maintain profitability in that business.

   Our CLEC business competes against a formidable incumbent carrier that enjoys numerous competitive advantages. Since its inception in 1997, our CLEC business has generated significant operating and adjusted EBITDA losses, and in December 2000 we recorded a $99.7 million restructuring charge in connection with our decision to cease operating in our five expansion markets. Our ongoing CLEC business will continue to require substantial capital expenditures, as well as significant dedication of management and other resources. We cannot assure you that our decision to focus our efforts on our three remaining edge-out markets will enable us to achieve and maintain profitability in those markets.

  Our future rate of growth in switched access lines will likely be lower than our historical growth rates and this decline may adversely affect our results.

   Our business strategy depends in part on the continued growth of our switched access line base. The rate of growth has begun to decline recently as the rate of second line penetration in our markets has matured. Additionally, the FCC adopted an order that increased our monthly per-line charges to local subscribers in January 2002 as well as requiring a further increase that will become effective in July 2002. To the extent that the rate of growth continues to decline, our ability to generate additional revenues from this source, which has been very important to our results in recent years, will decline.

  Our growth strategy will require us to invest significant capital in new services and we may not achieve the desired returns.

   We plan to invest capital into new services, such as DSL and our Internet service provider. All of these businesses are highly competitive, and we cannot assure you that we will be able to achieve the returns on investment that we expect. Additionally, even if we are successful in our efforts to develop these new businesses, their operating results and adjusted EBITDA margins will likely be lower than those of our core lines of business. Moreover, we expect that any success we experience in selling DSL service will to some extent be offset by reduced demand for second lines, which can be rendered redundant by DSL.

  Any disruption in our services could potentially expose us to a loss of customers or claims for damages.

   Because our services are critical to many of our customers' businesses, any significant interruption in our services could result in a loss of customers or claims by our customers for indirect or consequential damages. Although the standard terms and conditions of our tariffs and customer contracts disclaim our liability for any such damages, a customer could still bring a lawsuit against us claiming lost profits or other consequential damages as the result of a service interruption or other web site or application problems that the customer may ascribe to us. We cannot assure you that a court would enforce any limitations on our liability. In such cases we could be liable for substantial damage awards.

  We depend on third parties, over whom we have no control, to deliver our services.

   Because of the interconnected nature of the telecommunications industry, we depend heavily on other local telephone companies, long-distance carriers and numerous other third parties to deliver our services. Our CLEC is particularly dependent on cooperation from Verizon in order to provide local service to a portion of our CLEC customers, about half of whom are not completely physically connected to our network. We do not have a long-term agreement with Verizon to provide us with the network connections we need, and the terms of our relationship with Verizon are subject to change as the result of regulatory agency and court decisions. In addition, we are dependent on easements, entry to premises, franchises and licenses from various private parties such as established telephone companies and other utilities, railroads, long-distance companies, state highway authorities, local governments and transit authorities for access to aerial pole space, underground conduits and other rights-of-way in order to construct and operate our networks. The failure to maintain in effect the necessary third party arrangements on acceptable terms would have an adverse effect on our ability to conduct our business.

  If future acquisitions are not successful, or if we are not able to structure future acquisitions in a financially efficient manner, we could suffer an adverse effect on our business and results of operations.

   From time to time we consider acquisitions of other businesses, some of which could be material to us. To the extent that we make any acquisitions in the future, we may issue common stock that would dilute the ownership of our stockholders, incur debt, assume liabilities, incur amortization expenses related to certain intangible assets or incur large and possibly immediate write-offs. Acquisition transactions require a significant commitment of resources and are accompanied by a number of risks, including:

  . the difficulty of assimilating the operations and personnel of the acquired companies;

  . the potential disruption of our ongoing business and distraction of management;

  .  unanticipated expenses related to technology integration;

  .  the maintenance of uniform standards, controls, procedures and policies;

  . the impairment of relationships with employees and customers as a result of any integration of new management personnel; and

  .  potential unknown liabilities associated with acquired businesses.

We cannot be sure that we will succeed in addressing these risks or any other problems encountered in connection with potential business combinations and acquisitions.

  As a holding company, we will require dividends from subsidiaries to meet our cash requirements.

   We are a holding company whose principal assets are the shares of capital stock of our subsidiaries. With the exception of some revenues we generate as a result of our holding company's merger with Commonwealth Communications, we do not generate any operating revenues of our own. Consequently, we depend on dividends, advances and payments from our subsidiaries to fund our activities and meet our cash needs, including our debt service requirements. Our subsidiaries are separate and distinct legal entities. The ability of our subsidiaries to pay dividends or make other payments or advances to us will depend on their operating results and will be subject to various business considerations and to applicable laws and regulations.

  We have substantial existing short-term indebtedness, and we may be unable to obtain new financing or financing on favorable terms.

   As of December 31, 2001, we had total outstanding short-term indebtedness of approximately $74 million. This amount includes a revolving line of credit with a balance of $65 million as of December 31, 2001 that matures every 364 days. We will need to use a portion of our future cash flow from operations to pay the principal and interest on our indebtedness, which will reduce the funds available for our operations, including capital investments and business expenses. This could hinder our ability to adjust to changing market and economic conditions. Additionally, we may need to obtain new financing to fund further capital requirements. We cannot provide you with any assurance that additional financing will be available or, if it is available, that it can be obtained on a timely basis and on acceptable terms. Failure to obtain financing could result in the delay or curtailment of our development plans or expenditures.

  The restrictive terms imposed by our indebtedness may prevent us from achieving some of our business objectives.

   Our indebtedness contains various covenants that limit our ability to engage in the following activities:

  .  borrow and place liens on our assets;

  .  pay dividends, make investments or make certain other restricted payments;

  .  enter into transactions with affiliates; and

  .  sell assets, make acquisitions or merge with or into other companies.

   Our ability to comply with these covenants can be affected by events beyond our control. A breach of any of these covenants could also result in a default even if we are able to pay our debt. A default under these covenants or covenants under other financing arrangements we enter into could result in the acceleration of required payments or the inability to receive financing in the future.

Risks related to the offering

  Holders of our common stock have significantly fewer votes per share than holders of our class B common stock and common stock stockholders may not therefore be able to determine the outcome of matters submitted to a vote of our stockholders.

   Holders of our common stock are entitled to one vote per share while holders of our class B common stock are entitled to 15 votes per share. To the extent that the aggregate voting power of the outstanding class B common stock remains greater than the aggregate voting power of the outstanding common stock, the holders of class B common stock can control the outcome of stockholder votes, including the election of directors. This would be true even if the matter to be voted upon involved a conflict between the interests of the holders of the common stock and the class B common stock. The aggregate voting power of the outstanding class B common stock is currently greater than that of the common stock and will remain so after this offering.

  If we or our existing stockholders sell additional shares of our common stock after the offering, the market price of our common stock could decline.

   The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the market after the offering, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

   After the offering, assuming the underwriters do not exercise their over-allotment option, Level 3 will hold 5,379,326 shares of our common stock and 1,017,061 shares of our class B common stock. While Level 3 has agreed, subject to certain exceptions, not to sell any of its holdings without the permission of Morgan Stanley & Co. Incorporated for a period of 180 days from the date of this prospectus, sales or the perception of such sales of a substantial number of shares of our common stock following the expiration of this lock-up period could cause our stock price to fall. Additionally, we have recently entered into a registration rights agreement with Level 3 which provides Level 3 with rights to register its remaining shares for resale. See "Transactions with Related Parties." Level 3 has stated publicly that it would consider monetizing certain of its non-core assets including its holdings in public companies such as our company.

   As of December 31, 2001, approximately 1,410,000 shares of our common stock are issuable upon the exercise of presently outstanding stock options and approximately 604,000 shares have been reserved for future issuance. We also have approximately 130,000 shares of restricted stock outstanding as of December 31, 2001. Sales, or the perception of sales, of a substantial number of these shares could cause our stock price to decline.

  Our governing documents and applicable laws and regulations may discourage a takeover attempt.

   Provisions contained in our articles of incorporation and by-laws, Pennsylvania law and industry regulations could make it difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. For example, our certificate of incorporation and by-laws impose various procedural and other requirements that could make it difficult for stockholders to effect certain corporate actions. See "Description of Capital Stock." In addition, Federal and Pennsylvania regulations regarding changes of control in our business are very restrictive. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock and may have the effect of delaying or preventing a change in control that you deem beneficial to you.

                  SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

   This prospectus contains or incorporates by reference certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and we intend that such forward-looking statements be subject to these safe harbors. These statements are generally accompanied by words such as "intend," "anticipate," "believe," "estimate," "expect" or similar statements. Our forward-looking statements involve risks and uncertainties that could significantly affect expected results in the future differently than expressed in any forward-looking statements we have made. These risks and uncertainties include, but are not limited to:

  . uncertainties relating to our ability to further penetrate our markets and the related cost of that effort;

  .  economic conditions, acquisitions and divestitures;

  .  government and regulatory policies;

  .  the pricing and availability of equipment, materials and inventories;

  .  technological developments; and

  .  changes in the competitive environment in which we operate.

Additional factors that could cause or contribute to such differences are set forth in "Risk Factors" and are discussed elsewhere in this prospectus and in the documents incorporated into this prospectus by reference. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, we cannot provide any assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future events, plans or expectations that we contemplate will be achieved. Furthermore, past performance in operations and share price is not necessarily predictive of future performance.

                                USE OF PROCEEDS

   We will not receive any proceeds from the sale of shares in this offering by the selling stockholder.

             PRICE RANGE OF COMMON STOCK AND CLASS B COMMON STOCK

   Our common stock is quoted on the Nasdaq National Market under the symbol "CTCO" and our class B common stock is quoted on the Nasdaq Small Cap Market under the symbol "CTCOB".

   The following table presents, for the periods indicated, the daily high and low sale prices per share of our common stock as reported on the Nasdaq National Market.

                                                        High   Low
                                                       ------ ------
            Fiscal Year Ended December 31, 1999
               First Quarter.......................... $39.13 $27.50
               Second Quarter.........................  45.44  33.75
               Third Quarter..........................  53.75  39.63
               Fourth Quarter.........................  61.88  43.75
            Fiscal Year Ended December 31, 2000
               First Quarter..........................  58.00  42.00
               Second Quarter.........................  54.75  40.88
               Third Quarter..........................  49.25  33.00
               Fourth Quarter.........................  40.50  31.88
            Fiscal Year Ending December 31, 2001
               First Quarter..........................  39.00  31.75
               Second Quarter.........................  44.00  28.25
               Third Quarter..........................  45.19  35.09
               Fourth Quarter.........................  48.89  36.52
            Fiscal Year Ending December 31, 2002
               First Quarter (through March 26, 2002).  46.25  35.00

   On March 26, 2002, the reported last sale price of our common stock on the Nasdaq National Market was $37.05 per share. As of February 28, 2002, there were approximately 1,724 holders of our common stock.

   The following table sets forth, for the periods indicated, the daily high and low sale prices per share of our class B common stock as reported on the Nasdaq Small Cap Market.

                                                        High   Low
                                                       ------ ------
            Fiscal Year Ended December 31, 1999
               First Quarter.......................... $41.00 $25.25
               Second Quarter.........................  45.00  28.13
               Third Quarter..........................  52.50  40.00
               Fourth Quarter.........................  70.00  43.25
            Fiscal Year Ended December 31, 2000
               First Quarter..........................  70.00  45.13
               Second Quarter.........................  52.00  40.00
               Third Quarter..........................  47.50  38.00
               Fourth Quarter.........................  39.00  32.00
            Fiscal Year Ending December 31, 2001
               First Quarter..........................  40.00  31.00
               Second Quarter.........................  44.00  25.25
               Third Quarter..........................  44.00  35.00
               Fourth Quarter.........................  47.45  36.00
            Fiscal Year Ending December 31, 2002
               First Quarter (through March 26, 2002).  47.50  38.00

   On March 26, 2002, the reported last sale price of our class B common stock on the Nasdaq Small Cap Market was $40.00 per share. As of February 28, 2002, there were approximately 294 holders of our class B common stock.

                                DIVIDEND POLICY

   We anticipate that future cash flows will be used principally to support operations and finance growth of our business and, thus, we do not intend to pay cash dividends on our common stock or class B common stock in the foreseeable future. The payment of any cash dividends in the future will be at the discretion of our board of directors. The declaration of any dividends and the amount thereof will depend on a number of factors, including our financial condition, capital requirements, funds from operations, future business prospects and such other factors as our board of directors may deem relevant. Additionally, our existing credit facilities place significant restrictions on our ability to pay dividends.

                                CAPITALIZATION

   The following table summarizes our capitalization as of December 31, 2001 and should be read in conjunction with "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus and our consolidated financial statements and the related notes incorporated by reference into this prospectus.

                                                                  As of
                                                               December 31,
                                                                   2001
                                                              --------------
                                                              (in thousands)
   Cash and temporary cash investments.......................   $  27,298
                                                                =========
   Notes payable (short-term)(1).............................   $  65,000
   Long-term debt, including current maturities of $9,010....     160,319
                                                                ---------
          Total debt.........................................     225,319
                                                                ---------
   Stockholders' equity:
      Redeemable preferred stock, no par value, 25,000,000
        shares authorized(2).................................          --
      Common stock, $1.00 par value, 85,000,000 shares
        authorized, 21,426,556 shares issued and 21,389,322
        shares outstanding...................................      21,427
      Class B common stock, $1.00 par value, 15,000,000
        shares authorized, 5,838,630 shares issued and
        2,053,981 shares outstanding.........................       5,838
      Additional paid-in capital.............................     255,570
      Deferred compensation..................................      (4,306)
      Accumulated other comprehensive loss...................      (2,879)
      Retained earnings......................................      20,845
      Treasury stock at cost, 3,821,883 shares...............    (130,979)
                                                                ---------
          Total stockholders' equity.........................     165,516
                                                                ---------
          Total capitalization...............................   $ 390,835
                                                                =========

--------
(1) Notes payable (short-term) represents debt under our 364-day revolving line of credit with CoBank which matures on April 5, 2002. We expect to be able to refinance this debt when it becomes due.
(2) On February 8, 1999, we redeemed the 5.2 million shares of our preferred stock series A and preferred stock series B at their stated value, an aggregate of $52 million, plus accrued dividends. These shares of preferred stock are deemed authorized and issued, but not outstanding. To date, these are the only preferred shares we have issued.

                     SELECTED CONSOLIDATED FINANCIAL DATA

   The following selected historical financial data have been derived from our consolidated financial statements. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes incorporated by reference in this prospectus. The consolidated statements of income data for the three years ended December 31, 2001 and the balance sheet data as of December 31, 2000 and December 31, 2001 were derived from and should be read in conjunction with our audited financial statements incorporated by reference to our report on Form 10-K for the year ended December 31, 2001. The consolidated statements of income data for the two years ended December 31, 1998 and the balance sheet data as of December 31, 1997, 1998 and 1999 were derived from and should be read in conjunction with our audited financial statements in our reports on Form 10-K for the years ended December 31, 1998 and 1999, which are not incorporated by reference in this prospectus.

   The pro forma data presented below gives effect to our CLEC's exit from five expansion markets as if we had completed the exit before January 1, 2001. See footnote (1) below. However, the pro forma data is not necessarily indicative of the results we would have achieved had we actually completed this exit before January 1, 2001 or of our results of future operations.

                                                               Year Ended December 31,
                                             -----------------------------------------------------------
                                                                                                Pro forma
                                               1997       1998      1999      2000      2001     2001(1)
                                             --------   --------  --------  --------  --------  ---------
                                             (in thousands, except share, per share and access line data)
Statement of Operations Data:
Sales:
 RLEC....................................... $144,538   $155,266  $169,313  $182,223  $189,264  $189,264
                                             --------   --------  --------  --------  --------  --------
 CLEC:
  Edge-out..................................    5,329     21,736    37,583    53,143    73,061    73,061
  Expansion.................................       --        501     4,901    12,413     5,563        --
                                             --------   --------  --------  --------  --------  --------
     Total CLEC.............................    5,329     22,237    42,484    65,556    78,624    73,061
 Other......................................   46,729     48,231    49,095    43,270    38,726    38,726
                                             --------   --------  --------  --------  --------  --------
     Total sales............................  196,596    225,734   260,892   291,049   306,614   301,051
                                             --------   --------  --------  --------  --------  --------
Costs and expenses (excluding other
 operating expenses itemized below).........  115,636    137,106   160,388   193,928   167,970   159,757
Management fees.............................    8,283      7,016     5,234     2,000     1,200     1,200
Depreciation and amortization...............   31,216     37,382    45,506    58,428    64,582    64,582
Restructuring charges (reversals)(2)........       --         --        --    99,713    (9,287)       --
Voluntary employee retirement program.......       --         --        --        --     5,388     5,388
                                             --------   --------  --------  --------  --------  --------
Operating income (loss).....................   41,461     44,230    49,764   (63,020)   76,761    70,124
Interest and dividend income................    3,422      3,197     2,642     3,607     3,222     3,222
Interest expense............................   (9,933)   (12,714)  (14,399)  (20,971)  (18,348)  (18,348)
Other income, net...........................    1,041        200       413       589       303       303
                                             --------   --------  --------  --------  --------  --------
Income (loss) from continuing operations
 before income taxes........................   35,991     34,913    38,420   (79,795)   61,938    55,301
Provision (benefit) for income taxes(3).....   15,460     16,264    18,280   (22,326)   20,895    18,705
                                             --------   --------  --------  --------  --------  --------
Income (loss) from continuing operations
 before equity in unconsolidated entities...   20,531     18,649    20,140   (57,469)   41,043    36,596
Equity in income of unconsolidated entities.    1,653      1,806     1,832     2,020     2,089     2,089
                                             --------   --------  --------  --------  --------  --------
Income (loss) from continuing operations....   22,184     20,455    21,972   (55,449)   43,132    38,685
Discontinued operations(4)..................  (36,149)        --        --        --        --        --
                                             --------   --------  --------  --------  --------  --------
Net income (loss)...........................  (13,965)    20,455    21,972   (55,449)   43,132    38,685
Preferred stock dividend and accretion
 requirements...............................    4,249     12,365        --        --        --        --
                                             --------   --------  --------  --------  --------  --------
Net income (loss) available to common
 stockholders............................... $(18,214)  $  8,090  $ 21,972  $(55,449) $ 43,132  $ 38,685
                                             ========   ========  ========  ========  ========  ========

                                                               Year Ended December 31,
                                    -----------------------------------------------------------------------------
                                                                                                       Pro forma
                                       1997           1998        1999        2000               2001  2001 (1)
                                    -----------    ----------- ----------- -----------  ------------- -----------
                                            (in thousands, except share, per share and access line data)
Basic earnings per average common
 share from continuing operations..       $0.82          $0.37       $0.99      $(2.46)         $1.86       $1.67
Diluted earnings per average
 common share from continuing
 operations........................        0.80           0.36        0.95       (2.46)          1.83        1.64
Basic earnings per average common
 share.............................       (0.83)          0.37        0.99       (2.46)          1.86        1.67
Diluted earnings per average
 common share......................       (0.83)          0.36        0.95       (2.46)          1.83        1.64
Weighted average shares outstanding  22,000,625     22,058,101  22,114,243  22,541,138     23,157,784  23,157,784
Weighted average shares and common
 stock equivalents outstanding.....  22,000,625     22,664,264  23,057,576  22,541,138     23,575,757  23,575,757

Other Financial and Operating Data:
Adjusted EBITDA(5)................. $    72,677    $    81,612 $    95,270 $    95,121  $     137,444 $   140,094
Capital expenditures...............      71,522(6)      87,897     127,324     136,994         69,194      69,194
Access lines:
 RLEC..............................     258,803        276,644     296,689     315,669        330,666     330,666
                                    -----------    ----------- ----------- -----------  ------------- -----------
 CLEC:.............................
  Edge-out.........................      18,018         41,004      73,739      97,174        112,396     112,396
  Expansion........................          --          2,418      10,809      25,373             --          --
                                    -----------    ----------- ----------- -----------  ------------- -----------
     Total CLEC....................      18,018         43,422      84,548     122,547        112,396     112,396
                                    -----------    ----------- ----------- -----------  ------------- -----------
     Total.........................     276,821        320,066     381,237     438,216        443,062     443,062
                                    ===========    =========== =========== ===========  ============= ===========

                                                                                 As of December 31,
                                                                    --------------------------------------------
                                                                      1997     1998     1999     2000     2001
                                                                    -------- -------- -------- -------- --------
                                                                                   (in thousands)
Balance Sheet Data:
Cash and temporary cash investments................................ $ 14,017 $ 16,968 $ 21,183 $ 37,046 $ 27,298
Property, plant and equipment, net of accumulated depreciation.....  287,956  338,947  420,639  426,122  428,916
Total assets.......................................................  373,667  432,942  531,716  582,844  564,604
Short-term debt....................................................    9,010    9,010   39,010   39,010   74,010
Long-term debt, net of current maturities..........................  167,347  116,838  188,328  260,319  151,309
Redeemable preferred stock.........................................   42,517   52,000       --       --       --
Shareholders' equity...............................................   37,931  124,736  150,432  113,283  165,516

--------
(1) The pro forma data is calculated by eliminating sales, identifiable direct operating expenses, restructuring charges (reversals) and the applicable tax effects related to our operations in the expansion markets for the periods presented.

(2) In order to enhance our near-term cash flow and reduce our capital requirements, we announced our intention to exit five expansion markets that are not contiguous to our RLEC market in December 2000. As a result, we recorded a restructuring charge of $99.7 million, or $64.8 million after tax, in the year ended December 31, 2000. The charge included approximately $23.7 million for accruals of estimated costs associated with exiting these markets and approximately $76.0 million for write-downs of assets and other non-cash items. We reversed $9.3 million, or $6.2 million after tax, of the charge in the year ended December 31, 2001 as a result of negotiating an unanticipated favorable settlement associated with certain committed equipment purchases and advisory fees, and selling certain assets and assigning certain leases to another CLEC.

   Under the restructuring plan, approximately 220 employee positions were eliminated, with approximately 33 employees remaining through an estimated six to nine month transition period to facilitate the disposal of assets and the transition of customers to other service providers.

   Also included in accrued restructuring expenses were other exit costs for the termination of contractual obligations, building and circuit lease terminations, asset removal and site restorations, which were initially estimated to be $17.6 million.


   The restructuring charge included $74.0 million, net of estimated salvage value, for the write-down of assets included in property, plant and equipment. Estimated salvage values were based on estimates of proceeds from the sale of the affected assets, offset by costs of removal. These assets primarily related to switching, central office equipment and outside communications plant physically located in the exited markets.

   The restructuring charge also included $2.0 million related to the write-down of inventory, net of estimated salvage value, to be sold or disposed of in connection with the restructuring.

   The following table summarizes the status of the provision for accrued restructuring expenses through December 31, 2001:

                                                           Balance                           Balance
                                                         December 31,          Reversal of December 31,
                                      Provision Payments     2000     Payments  Provision      2001
                                      --------- -------- ------------ -------- ----------- ------------
                                                               (in thousands)
Employee termination benefits........  $ 2,628  $(1,572)   $ 1,056    $  (962)   $   (94)     $   --
Contract terminations and settlements   15,294       --     15,294     (5,150)    (3,788)      6,356
Removal and restoration costs........    2,286       --      2,286     (1,063)      (770)        453
Investment advisory and other fees...    3,500     (311)     3,189     (1,017)    (1,600)        572
                                       -------  -------    -------    -------    -------      ------
Total accrued restructuring expenses.  $23,708  $(1,883)   $21,825    $(8,192)   $(6,252)     $7,381
                                       =======  =======    =======    =======    =======      ======

(3)For an analysis of the change in effective tax rates, see "Management's Discussion and Analysis of Financial Condition and Results of
   Operations--2001 vs. 2000--Income Taxes."

(4)Discontinued operations reflect the results of RCN Corporation and Cable Michigan, Inc. On September 30, 1997, all of the outstanding shares of common stock for these wholly owned subsidiaries were distributed to holders of our common stock and class B common stock.

(5)Represents earnings before interest, taxes, voluntary employee retirement program, restructuring charges (reversals), depreciation and amortization, other income (expense) and equity in income of unconsolidated entities. We believe that adjusted EBITDA is an additional measure of operations that (1) gauges the performance of our business and (2) may provide investors and research analysts with a benchmark against certain other communications companies. Adjusted EBITDA is not a measurement under U.S. Generally Accepted Accounting Principles (GAAP) and may not be comparable to other similarly-titled measures of other companies.

(6)Excludes discontinued operations.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion and analysis should be read in conjunction with "Selected Financial Data" included elsewhere in this prospectus and our consolidated financial statements and the related notes incorporated by reference into this prospectus. Historical results are not necessarily indicative of the operating results for any future period. In order to maintain consistency with our Exchange Act reports, we refer to our RLEC as CT and to our CLEC as CTSI in this section. Dollars are in thousands, except per share data.

Overview

    History

   We began operations as Commonwealth Telephone in 1897 with the construction of a telephone line between two rural farms in Pennsylvania. In 1928, a prominent Pennsylvania family acquired Commonwealth Telephone and continued to grow the company through acquisition and internal growth. The company went public in 1952, but the family continued to hold a controlling stake. In the 1980's, the company expanded beyond wireline telephone into cable, cellular, paging and other telecommunications related services through acquisition and business development. In 1986, the controlling family implemented a dual class voting structure in order to strengthen its control with the common stock having one vote per share and class B common stock having 15 votes per share. In 1993, the controlling family sold its ownership interest to a subsidiary of Peter Kiewit & Sons, which has since become Level 3 Communications. In 1997, Commonwealth Telephone implemented a spin-off of certain operations into two new public companies, a bundled telecommunications provider (RCN Corporation) and a cable television operator (Cable Michigan, Inc.). At the conclusion of the spin-off, we became the public company that currently exists as Commonwealth Telephone Enterprises, Inc.

    Segments

   Our two primary operations are Commonwealth Telephone Company, or CT, which is a rural incumbent local exchange carrier, and CTSI, LLC, which is a competitive local exchange carrier. We also have another business segment labeled "Other" which is comprised of telecommunications-related businesses that all operate in the deregulated segments of the telecommunications industry and support the operations of our two primary operating companies. These support businesses are epix(R) Internet Services, a rural Internet service provider; Jack Flash(R), a broadband data service that uses DSL technology to offer high-speed Internet access and digital connectivity solutions; Commonwealth Communications, a provider of telecommunications equipment and facilities management services; and Commonwealth Long Distance Company, a facilities-based long-distance reseller. epix(R) revenue for this segment consists of dial-up Internet access revenue charges from customers within the RLEC service territory and non-CTSI customers outside the RLEC territory. Jack Flash(R) revenue for this segment consists of charges for DSL service from customers within the RLEC service territory. Other also includes our corporate financing entity.

   As of December 31, 2001, our RLEC served over 330,000 switched access lines. In 1997, we formally launched our facilities-based CLEC. Our CLEC operates in three "edge-out" regional Pennsylvania markets that border our RLEC's markets and that we believe offer attractive market demographics such as higher population density and a higher concentration of businesses. Our CLEC served over 112,000 switched access lines as of December 31, 2001, which were mainly business customers. Beginning in 1998, our CLEC expanded beyond its original three "edge-out" markets into five additional expansion markets in Pennsylvania, New York, Ohio and West Virginia. At the end of 2000, we developed an exit strategy for these "expansion" markets in order to refocus our attention on our three original "edge-out" markets. This strategy has allowed us to grow our adjusted EBITDA and significantly reduced our capital needs. We had completed our withdrawal from these markets by June 30, 2001.

    Revenue

   Our RLEC revenue is derived primarily from access, local service, enhanced services and intra Local Access and Transport Area ("intraLATA") toll. IntraLATA toll revenue is derived from customers who have chosen us to provide intrastate long-distance service. Access revenue consists primarily of charges paid by long-distance companies for access to our network in connection with the completion of long-distance telephone calls. Local service revenue consists of charges for local exchange telephone services, including monthly tariffs for basic local service. Enhanced services revenue is derived from service for special calling features, such as caller ID and call waiting.

   Our CLEC revenue is derived primarily from access, local service, point-to-point circuit, Internet access, DSL, local long-distance and long-distance service revenue. Access revenue consists primarily of charges paid by long-distance companies and other non-CLEC customers for access to our network in connection with the completion of long-distance telephone and local calls and the delivery of other services. Local service revenue consists of charges for local exchange telephone services, including monthly recurring charges for basic services and special calling features. Competitive access revenue consists of charges for point-to-point connections. Internet access revenue consists of charges for dial-up Internet access provided to CTSI customers. DSL revenue consists of charges for high-speed Internet access and digital connectivity solutions provided to CTSI customers. Long-distance revenue consists of charges for long-distance service paid by CTSI customers.

   Our "Other" business segment includes a portion of the revenue from epix(R) Internet Services and Jack Flash(R) and all of the revenues from Commonwealth Communications and Commonwealth Long Distance Company. epix(R) revenue for this segment consists of dial-up Internet access revenue charges from customers within the RLEC service territory and customers outside the RLEC territory, most of whom are not CTSI customers. Jack Flash(R) revenue for this segment consists of charges for DSL service from customers within the RLEC service territory. Commonwealth Communications generates revenue primarily from telecommunications projects including installation of PBX systems for business customers, cabling projects and telecommunication systems design. Commonwealth Long Distance primarily derives its revenue from long-distance customers within the RLEC operating territory.

    Operating Costs

   Our operating costs and expenses for each of our segments primarily include access charges and other direct costs of sales, payroll and related benefits, selling and advertising, software and information system services and general and administrative expenses. These costs have increased over time as we have grown our operations and revenues. We expect these costs to continue to increase as our revenue growth continues, but generally at a slower rate than revenue growth. Our CLEC also incurs additional costs related to leased local loop charges associated with providing last mile access, circuit rentals, engineering costs, colocation expense, terminating access for local calls and long-distance expense. Commonwealth Long Distance also incurs long-distance expense associated with purchasing long-distance minutes on a wholesale basis from a third party provider. Commonwealth Communications also incurs expenses primarily related to equipment and materials used in the course of the installation and provision of service.

    Capital Expenditures

   We incur line-related capital expenditures associated with access line growth, maintenance expenditures for upgrading existing facilities and costs related to the provisioning of DSL services in our RLEC and CLEC territories. Capital expenditures associated with access line growth, comprising a significant portion of our overall capital spending, are success-based and therefore result in incremental revenue.

Selected Segment Data

    Adjusted EBITDA

   We provide as supplemental data in this prospectus our adjusted EBITDA on both a consolidated and segment basis. We define adjusted EBITDA as earnings before interest, taxes, voluntary employee retirement program, restructuring charges (reversals) including its cash component, depreciation and amortization, other income (expenses) and equity in income of unconsolidated entities. We believe that adjusted EBITDA is an additional measure of operations that (1) gauges the performance of our business and (2) may provide investors and research analysts with a benchmark against certain other communications companies. Adjusted EBITDA is not a measurement under U.S. Generally Accepted Accounting Principles
(GAAP) and may not be comparable to other similarly titled measures of other companies.

    Pro Forma Data

   The pro forma data presented in this prospectus gives effect to our CLEC's exit from five expansion markets. The pro forma data is calculated by eliminating sales, identifiable direct operating expenses and restructuring charges (reversals) related to our operations in the expansion markets for the periods presented. However, the pro forma data is not necessarily indicative of the results we would have achieved had we actually completed this exit before January 2001, or of our results of future operations.
   We have included certain segment financial data in the tables below. Such detail includes information on a pro forma basis to reflect the exit from the expansion markets.

                                    For the Years Ended December 31,
       Data Tables:             ----------------------------------------
                                                                Pro forma
                                  1999      2000        2001     2001(1)
                                --------  ---------   --------  ---------
       Sales:
          CT................... $169,313  $ 182,223   $189,264  $189,264
                                --------  ---------   --------  --------
          CTSI--edge-out.......   37,583     53,143     73,061    73,061
          CTSI--expansion......    4,901     12,413      5,563        --
                                --------  ---------   --------  --------
              Total CTSI.......   42,484     65,556     78,624    73,061
                                --------  ---------   --------  --------
          Other................   49,095     43,270     38,726    38,726
                                --------  ---------   --------  --------
              Total............ $260,892  $ 291,049   $306,614  $301,051
                                ========  =========   ========  ========

                                    For the Years Ended December 31,
                                ----------------------------------------
                                                                Pro forma
                                  1999      2000        2001     2001(1)
                                --------  ---------   --------  ---------
       Operating income (loss):
          CT................... $ 66,664  $  73,021   $ 78,713  $ 78,713
                                --------  ---------   --------  --------
          CTSI--edge-out.......   (8,455)    (8,252)     2,540     2,540
          CTSI--expansion......   (8,197)  (121,362)*    6,637*       --
                                --------  ---------   --------  --------
              Total CTSI.......  (16,652)  (129,614)     9,177     2,540
                                --------  ---------   --------  --------
          Other................     (248)    (6,427)   (11,129)  (11,129)
                                --------  ---------   --------  --------
              Total............ $ 49,764  $ (63,020)  $ 76,761  $ 70,124
                                ========  =========   ========  ========

--------
* Year ended December 31, 2001 includes restructuring reversals of $9,287. Year ended December 31, 2000 includes a restructuring charge of $99,713.


                                         For the Years Ended December 31,
                                      --------------------------------------
                                                                    Pro forma
                                        1999      2000      2001     2001(1)
                                      --------  --------  --------  ---------
  Adjusted EBITDA:
     CT.............................. $ 99,717  $110,049  $120,906  $120,906
                                      --------  --------  --------  --------
     CTSI--edge-out..................   (1,568)    2,814    19,402    19,402
     CTSI--expansion.................   (5,980)  (16,168)   (2,650)       --
                                      --------  --------  --------  --------
         Total CTSI..................   (7,548)  (13,354)   16,752    19,402
                                      --------  --------  --------  --------
     Other...........................    3,101    (1,574)     (214)     (214)
                                      --------  --------  --------  --------
         Total....................... $ 95,270  $ 95,121  $137,444  $140,094
                                      ========  ========  ========  ========

                                                As of December 31,
                                      --------------------------------------
                                                                    Pro forma
                                        1999      2000      2001     2001(1)
                                      --------  --------  --------  ---------
  Access lines:
     CT access lines.................  296,689   315,669   330,666   330,666
                                      --------  --------  --------  --------
     CTSI--edge-out access lines.....   73,739    97,174   112,396   112,396
     CTSI--expansion access lines....   10,809    25,373        --        --
                                      --------  --------  --------  --------
         Total CTSI access lines.....   84,548   122,547   112,396   112,396
                                      --------  --------  --------  --------
         Total access lines..........  381,237   438,216   443,062   443,062
                                      ========  ========  ========  ========

--------
(1) The pro forma data is calculated by eliminating sales, identifiable direct operating expenses and restructuring charges (reversals) related to our operations in the expansion markets for the periods presented.

2001 vs. 2000

   For the year ended December 31, 2001, our consolidated sales increased 5.3% to $306,614. Higher sales at CT of $7,041 and CTSI of $13,068 contributed to the increase, but were partially offset by a decline in Other sales of $4,544. Operating income increased $139,781 primarily as a result of the restructuring charge of $99,713 that we recorded in the fourth quarter 2000 in connection with the restructuring of CTSI, the reversals in 2001 of $6,252 of restructuring charges and gain on sale of a portion of our assets in the New York expansion markets of $3,035 and a decrease in costs and expenses of $25,958 primarily due to our exit from the CTSI expansion markets. This increase in operating income was partially offset by an increase in depreciation expense of $6,154 and a charge of $5,388 recorded in connection with the Voluntary Retirement Program that was initiated in December 2001. Net income increased by $98,581 in 2001 primarily due to the increase in operating income and a decrease in interest expense of $2,623, partially offset by an increase in income taxes of $43,221. Net income (loss) was $43,132 or $1.83 per diluted share and ($55,449) or ($2.46) per diluted share for the years ended December 31, 2001 and 2000, respectively.

    Commonwealth Telephone Company

   CT's sales were $189,264 and $182,223 for the years ended December 31, 2001 and 2000, respectively. The sales increase of $7,041 or 3.9% is primarily attributable to increases in access revenue of $6,012 and local service revenue of $1,064. The increase in access revenue is primarily due to increased state access revenue of $3,190 resulting from an increase in intraLATA and IntraLATA Toll Originating Responsibility Plan (ITORP) terminating minutes, partially offset by a reduction in the state tax adjustment surcharge. Interstate access revenue increased $2,833 primarily as a result of an increase in NECA per line rates. The increase in local and access revenue is also the result of an increase in access lines of 14,997 or 4.8%. The increase in CT's access lines is primarily due to the successful marketing of residential additional lines, resulting in increased residential additional line penetration from 35.2% in 2000 to 39.4% in 2001. CT also experienced a 7.5% growth in the number of business lines installed. Overall growth in access lines is expected to be lower in 2002. In addition, enhanced service revenue increased $945 or 10.3% primarily as a result of caller ID and custom calling features. Toll revenue decreased $1,671 primarily as a result of a loss of market share due to customers selecting alternate service providers with lower rate offerings and attractive calling packages offered by several non-wireline providers in certain areas of CT's territory. We expect this trend to continue.

   CT's costs and expenses, excluding depreciation, amortization, management fees, restructuring charges (reversals) and voluntary employee retirement program ("costs and expenses") were $67,158 and $70,974 for the years ended December 31, 2001 and 2000, respectively. CT's costs and expenses decreased $3,816 or 5.4% as a result of favorable reductions in Pennsylvania capital stock tax and PURTA taxes. Also contributing to the decrease are lower costs associated with reduced intraLATA toll minutes and a portion of the expenses charged in 2000 associated with the separation of our former president and chief executive officer that did not recur in 2001. These decreases are partially offset by an increase in payroll and benefits resulting from annual salary increases and quarterly performance-based incentives and higher costs associated with increased penetrations of enhanced services, particularly caller ID and higher information systems charges due to increased capacity requirements.

    CTSI

   CTSI sales were $78,624 (edge-out $73,061; expansion $5,563) and $65,556 (edge-out $53,143; expansion $12,413) for the years ended December 31, 2001 and 2000, respectively. This increase of $13,068 (edge-out $19,918; expansion ($6,850)) in local service, access and customer point-to-point circuit revenues is principally a result of CTSI's continued penetration in the Wilkes-Barre/Scranton/Hazleton, Harrisburg and Lancaster/Reading/York, PA markets, the original three edge-out CLEC markets. At December 31, 2001, CTSI edge-out markets had 112,396 installed access lines as compared to 97,174 at December 31, 2000, an increase of 15,222 or 15.7%. Overall growth in access lines is expected to be lower in 2002. Also contributing to the increase in revenue was an increase in ISP traffic and recurring trunking charges. For the year ended December 31, 2001, CTSI recorded $10,242 or 14.0% of its edge-out market revenues from compensation revenue associated with ISP traffic, as compared to $4,026 or 7.6% for the same period last year.

   Costs and expenses were $61,476 (edge-out $53,263; expansion $8,213) and $78,585 (edge-out $50,004; expansion $28,581) for the years ended December 31, 2001 and 2000, respectively. The decrease of $17,109 (edge-out $3,259; expansion ($20,368)) is primarily due to the decline in the expenses of the expansion markets due to our exit from those markets. The increase in costs in the edge-out markets is due to increased sales associated with continued market penetration. These costs and expenses represent employee-related costs, circuit rentals, long-distance expense, information system costs, bad debt expense and terminating access from independent local exchange carriers.

    Other

   Other sales were $38,726 and $43,270 for the years ended December 31, 2001 and 2000, respectively. The decrease of $4,544 or 10.5% is due to a decline in Commonwealth Communications and Commonwealth Long Distance sales, offset by an increase in DSL and epix(R) sales.

   Commonwealth Communications sales decreased $4,331 or 21.2% primarily due to a decrease in non-recurring Premises Distribution Systems cabling sales. The operating results of Commonwealth Communications are subject to fluctuations due to its less predictable revenue streams, market conditions and the effect of competition on margins. epix(R) sales increased $638 or 4.6% versus 2000 due to an increase in Internet fees from the growth of DSL customers. In the second half of 1999, we commenced offering our DSL product line, Jack Flash(R). At December 31, 2001, Jack Flash(R) had a total of 7,031 installed DSL subscribers as compared to 4,002 at December 31, 2000, contributing to its increase in revenue of $1,295. Commonwealth Long Distance sales declined $2,146 or 25.8% as a result of customers switching to alternate long-distance service providers due to Commonwealth Long Distance's above-average long-distance rates, a trend we expect to continue.

   Other costs and expenses were $39,336 and $44,369 for the years ended December 31, 2001 and 2000, respectively. Commonwealth Communications costs and expenses were $15,016 and $19,065 for the years ended December 31, 2001 and 2000, respectively. The decrease of $4,049 is the result of decreased costs associated with a decrease in sales. epix(R) costs and expenses decreased $14. Costs and expenses related to Jack Flash(R) were $3,522 in 2001 as compared to $1,689 in 2000, resulting from an increase in installed subscribers, marketing expenses associated with the launching of this product and an increase in the number of employees focused on Jack Flash(R). Commonwealth Long Distance costs and expenses decreased $901 or 12.0% due primarily to the decrease in sales.

    Management Fees

   Management fees were $1,200 and $2,000 for the years ended December 31, 2001 and 2000, respectively. The decrease of $800, or 40.0%, is due to the transition of certain services to us in 2001. See "Transactions with Related Parties."

   Adjusted EBITDA--(Earnings before interest, taxes, voluntary employee retirement program, restructuring charges (reversals), depreciation and amortization, other income (expense) and equity in income of unconsolidated entities)

   Adjusted EBITDA was $137,444 and $95,121 for the years ended December 31, 2001 and 2000, respectively. The increase of $42,323 or 44.5% is primarily due to lower costs and expenses, resulting from our exit from the CTSI expansion markets, and increased consolidated sales.

    Depreciation and Amortization

   Depreciation and amortization primarily reflects depreciation on telephony operating plant. Depreciation and amortization was $64,582 and $58,428 for the years ended December 31, 2001 and December 31, 2000, respectively. The increase is due primarily to a higher depreciable plant balance as a result of CT and CTSI capital expenditures in 2000 and 2001.

    Restructuring Charges (Reversals)

   In December 2000, we initiated an exit strategy for CTSI to reduce its network expansion plan from a total of eight markets to three markets. This strategy was aimed at focusing on the three "edge-out" markets adjacent to CT's rural footprint. These edge-out markets encompass the Wilkes-Barre/Scranton/Hazelton, Harrisburg and Lancaster/Reading/York, PA markets. Related to this strategy, we recorded an estimated restructuring charge of $99,713 (pre-tax) and $64,813 (after-tax), or ($2.79) (after-tax) per common share (including effects of anti-dilutive options). CTSI had completed its withdrawal from the five non-"edge-out" expansion markets (suburban Philadelphia, PA; Binghamton, NY; Syracuse, NY; Charleston/Huntington, WV; and Youngstown, OH) by June 30, 2001.

   During December 2000, we reduced our workforce by approximately 220 employees and as of December 31, 2001 we reduced our workforce by an additional 33 employees who had remained to facilitate the transition of customers to other service providers. No further workforce reductions as a result of this restructuring will occur. Compensation cost related to these employees for the year 2000 was approximately $7.5 million. Compensation costs related to the remaining 33 employees in 2001 was approximately $0.8 million.

   Employee termination benefits associated with this workforce reduction and included in the restructuring charge was $2,628. As of December 31, 2001, $2,534 had been paid to this liability and the remaining $94 reversed.

   Also included in accrued restructuring expenses as of December 31, 2000 were estimated incremental costs associated with financial advisory, legal and other fees of $3,189, net of cash payments of $311. In the twelve months ended December 31, 2001, $1,017 was paid with $1,600 reversed in the second quarter of 2001 as a result of favorable negotiations of commitments.

   Additionally, other exit costs associated with terminating customer contracts, committed purchases of equipment, building and circuit lease terminations, asset removal and site restorations were estimated to be $17,580. As of December 31, 2001, $6,213 has been paid. In the second quarter 2001, $1,810 associated with a canceled committed equipment purchase that was favorably negotiated was reversed. In the three months ended September 2001, as a result of the sale of certain assets and the assignment of certain leases to another CLEC, we reversed $2,233 of these charges. In the fourth quarter 2001, $515 was reversed due to a favorable building lease settlement.

   We expect the majority of the remaining liabilities to be utilized in 2002. Any funding associated with the reduction of the outstanding liabilities at December 31, 2001 of $7,381 will come from cash flow from operations or existing credit facilities.

   The restructuring charge as of December 31, 2000 included $73,994, net of estimated salvage value, for the write-down of assets included in property, plant and equipment. Estimated salvage values were based on estimates of proceeds from the sale of the affected assets, offset by costs of removal. These assets primarily relate to switching, central office equipment and outside communications plant physically located in the exited markets. In July 2001, another CLEC purchased a portion of our assets in the New York expansion markets at amounts higher than estimated, resulting in a gain of $3,035.

   No depreciation expense was recorded for the expansion markets in 2001. Depreciation expense incurred for the expansion markets was approximately $5.5 million and $2.2 million for 2000 and 1999, respectively. No further depreciation expense will be incurred for these expansion market assets.

   The restructuring charge also included $2,011 related to the write-down, net of estimated salvage value, of assets included in inventory to be sold or disposed of in connection with the restructuring.

   The write-down of the assets to be disposed of was a direct result of our unwillingness to incur the capital requirements necessary to grow these markets and make them profitable; and accordingly, no future cash flows from these assets could be anticipated. Excluding the expansion market assets, we are not aware of any events or circumstances that would suggest the carrying amount of our remaining assets would not be recoverable.

   The key elements of the restructuring charge recorded in December 2000 were:

                                                                Assets
                                                               Disposal
                                       Employee                  and
                                      Termination   Contract   Removal
                                       Benefits   Terminations  Costs   Other   Total
-                                     ----------- ------------ -------- ------ -------
Employee termination benefits........   $2,628           --         --      -- $ 2,628
Contract terminations and settlements       --      $15,294         --      --  15,294
Removal and restoration costs........       --           --    $ 2,286      --   2,286
Write-down of assets.................       --           --     76,005      --  76,005
Investment advisory and other fees...       --           --         --  $3,500   3,500
                                        ------      -------    -------  ------ -------
Total restructuring charges..........   $2,628      $15,294    $78,291  $3,500 $99,713
                                        ======      =======    =======  ====== =======

   Accrued restructuring expense comprises the following:

                                                 2000                        2001
                                      --------------------------- ---------------------------
                                                         Balance           Reversal  Balance
                                                         December             of     December
                                      Provision Payments   31,    Payments Provision   31,
                                      --------- -------- -------- -------- --------- --------
Employee termination benefits........  $ 2,628  $(1,572) $ 1,056  $  (962)  $   (94)  $   --
Contract terminations and settlements   15,294       --   15,294   (5,150)   (3,788)   6,356
Removal and restoration costs........    2,286       --    2,286   (1,063)     (770)     453
Investment advisory and other fees...    3,500     (311)   3,189   (1,017)   (1,600)     572
                                       -------  -------  -------  -------   -------   ------
Total accrued restructuring expenses.  $23,708  $(1,883) $21,825  $(8,192)  $(6,252)  $7,381
                                       =======  =======  =======  =======   =======   ======

    Voluntary Employee Retirement Program

   On December 12, 2001, we initiated a Voluntary Retirement Program ("VRP"). The program was offered to certain eligible employees across all of our operations. The VRP is largely being funded from pension assets and therefore nearly 80% of the cost is non-cash. Since the deadline related to this program extended into 2002, and because only a portion of the eligible employees had made a decision to accept this program prior to year-end 2001, approximately 70% of the total VRP costs have been recorded in the 2001 fourth quarter. We recorded a charge of $5,388 ($3,502 after-tax) in 2001. The remaining 30% or approximately $2,333 ($1,516 after-tax) of the VRP costs will be recorded in the first quarter of 2002. The VRP costs of $5,388 represent $4,120 of non-cash charges related to pension enhancement, social security supplements and vacation benefits. Other VRP program costs of $1,268 relate to medical insurance and other program expenses. As a result of the VRP, we expect to reduce our headcount by approximately 100 employees, or approximately 7% of our overall workforce. The results of this program will be an improved alignment of our workforce, allowing us to achieve increased efficiency and reduced costs.

    Interest Expense

   Interest expense includes interest on CT's mortgage note payable to CoBank, ACB (formerly National Bank for Cooperatives ("CoBank")), interest on our revolving credit facilities and amortization of debt issuance costs. We used interest rate swaps on $130,000 of floating rate debt to hedge against interest rate exposure. Interest expense was $18,348 for the year ended December 31, 2001 as compared to $20,971 for the year ended December 31, 2000. The decrease of $ 2,623 is due to lower interest rates on variable rate debt not subject to interest rate swaps and lower debt outstanding.

    Income Taxes

   Our effective tax rates were 32.6% and 28.7% for the years ended December 31, 2001 and December 31, 2000, respectively. The lower rate in 2000 is due primarily to the significant losses recorded by CTSI resulting from the restructuring and the associated charge to income. We estimate that had the restructuring and associated charge not occurred, our effective tax rate would have been approximately 57%. Our exit from the expansion markets and CTSI's edge-out market profitability allowed us to reduce our 2001 effective tax rate to approximately 43% before the implementation of our other tax strategies. The further reduction in the 2001 effective rate is due to year-to-date tax benefits of approximately $7.3 million recorded as a result of tax strategies implemented during the year. These strategies included allowing the state of Pennsylvania tax losses of CTSI to be offset against state of Pennsylvania taxable income of CT. Also, CT has taken advantage of certain tax incentives offered by the state of Pennsylvania aimed at attracting business into certain areas of qualifying cities in the state. In addition, the 2001 effective tax rate reflects the utilization of deferred tax assets that were not realizable prior to the implementation of these strategies. As a result of these tax strategies, we anticipate our 2002 effective tax rate to be approximately 40%, which reflects continued savings from these tax strategies.

2000 vs. 1999

   For the year ended December 31, 2000, our consolidated sales increased 11.6% and were $291,049 and $260,892 for the years ended December 31, 2000 and 1999, respectively. Higher sales at CT of $12,910 and CTSI of $23,072 contributed to the increase. Operating income decreased $112,784 primarily as a result of the restructuring charge of $99,713 and an increase in costs and expenses of $33,540 and depreciation expense of $12,922. This decrease in operating income was partially offset by the sales increase and a reduction in management fees of $3,234. Net income decreased by $77,421 primarily due to the decrease in operating income and an increase in interest expense of $6,572, partially offset by a decrease in income taxes of $40,606. Net (loss) income was ($55,449) or ($2.46) per diluted share and $21,972 or $0.95 per diluted share for the years ended December 31, 2000 and 1999, respectively.

    Commonwealth Telephone Company

   CT's sales were $182,223 and $169,313 for the years ended December 31, 2000 and 1999, respectively. The sales increase of $12,910 or 7.6% is primarily attributable to increases in access revenue of $9,870 and local service revenue of $3,810. The increase in access revenue is primarily due to increased state access revenue of $6,365 resulting from an increase in intraLATA minutes. Interstate access revenue increased $3,500 as a result of increased minutes. The increase in local and access revenue is primarily the result of an increase in access lines of 18,980 or 6.4%. The increase in CT's access lines is primarily due to the successful marketing of residential additional lines, resulting in increased residential additional line penetration from 27.6% in 1999 to 35.2% in 2000. In addition, enhanced service revenue increased 22.1% primarily as a result of caller ID and custom calling features. Toll revenue decreased $1,331 primarily as a result of a loss of market share due to customers selecting alternate service providers with lower rate offerings.

   CT's costs and expenses were $70,974 and $66,176 for the years ended December 31, 2000 and 1999, respectively. CT's costs and expenses increased $4,798 or 7.3% as a result of an increase in payroll and benefits resulting from annual salary increases, performance-based incentives and increased health care costs caused by inflation. Also contributing to the increase in CT's cost and expenses are higher operating tax expense due to increases in income, higher costs associated with increased penetrations of enhanced services, particularly caller ID, and higher rates for pole attachments, partially offset by lower costs associated with reduced toll revenue. Also contributing to the increase are CT's portion of the expenses associated with the separation of our former president and chief executive officer of $1,743.

    CTSI

   CTSI sales were $65,556 (edge-out $53,143; expansion $12,413) and $42,484 (edge-out $37,583; expansion $4,901) for the years ended December 31, 2000 and 1999, respectively. This increase of $23,072 (edge-out $15,560; expansion $7,512) in local service, access, long-distance business revenues and residential revenues is principally a result of CTSI's continued penetration in the Wilkes-Barre/Scranton/Hazleton, Harrisburg and Lancaster/Reading/York, PA markets, the original three edge-out CLEC markets. On December 6, 2000, CTE announced that CTSI would exit the five expansion markets launched over the preceding two years. At December 31, 2000, CTSI had 122,547 installed access lines as compared to 84,548 at December 31, 1999. At December 31, 2000, 97,174 or over 79% of installed access lines were located in the edge-out markets.

   Costs and expenses were $78, 585 (edge-out $50,004; expansion $28,581) and $49,244 (edge-out $38,428; expansion $10,816) for the years ended December 31, 2000 and 1999, respectively. The increase of $29, 341 (edge-out $11,576; expansion $17,765) is due to increased costs associated with the continued penetration in the three edge-out markets and developing the expansion markets. These costs and expenses represent employee-related costs associated with sales, operation and support staffs, building rental expense, leased loop charges, long-distance expense and terminating access from independent local exchange carriers.

   Other

   Other sales were $43,270 and $49,095 for the years ended December 31, 2000 and 1999, respectively. The decrease of $5,825 or 11.9% is primarily due to a decrease in Commonwealth Communications' and Commonwealth Long Distance sales, offset by an increase in Jack Flash(R) and epix(R) sales. Commonwealth Communications' sales decreased $5,893 or 22.4% primarily due to decreases in non-recurring Premises Distribution Systems and Business System sales. epix(R) sales increased $1,633 or 13.4% versus 1999 due to an increase in dial-up customers from 45,168 at December 31, 1999 to 48,761 at December 31, 2000. In the second half of 1999, we commenced offering our DSL product line, Jack Flash(R). At December 31, 2000, Jack Flash(R) had a total of 4,002 installed DSL subscribers. Commonwealth Long Distance sales declined $2,211 or 21.0% as a result of customers switching to alternate long-distance service providers due to Commonwealth Long Distance's above-average long-distance rates.

   Other costs and expenses were $44,369 and $44,968 for the years ended December 31, 2000 and 1999, respectively. Commonwealth Communications' costs and expenses were $19,065 and $24,048 for the years ended December 31, 2000 and 1999, respectively. The decrease of $4,983 is the result of decreased costs associated with a decrease in sales. epix(R) costs and expenses, primarily payroll and benefits, transport and network costs, increased $1,152 or 10.8% as a result of increased sales. Costs and expenses related to Jack Flash(R) were $1,689 in 2000 as compared to $632 in 1999, resulting from an increase in installed subscribers and marketing expenses associated with the launching of this product. Commonwealth Long Distance costs and expenses decreased $1,300 or 14.7% due primarily to the decrease in sales.

   Management Fees

   Management fees were $2,000 and $5,234 for the years ended December 31, 2000 and 1999, respectively. The decrease of $3,234, or 61.8%, is due to the transition of certain services to us in 2000.

   Adjusted EBITDA--(Earnings before interest, taxes, voluntary employee retirement program, restructuring charges (reversals), depreciation and amortization, other income (expense) and equity in income of unconsolidated entities)

   Adjusted EBITDA was $95,121 and $95,270 for the years ended December 31, 2000 and 1999, respectively. The decrease of $149 or .2% is primarily due to higher costs and expenses of CTSI expansion markets of $17,765.

   Depreciation and Amortization

   Depreciation and amortization primarily reflects depreciation on telephony operating plant. Depreciation and amortization was $58,428 and $45,506 for the years ended December 31, 2000 and December 31, 1999, respectively. The increase is due primarily to a higher depreciable plant balance as a result of CT and CTSI capital expenditures in 1999 and 2000.

   Restructuring Charges

   In December 2000, we announced that we would exit CTSI's five expansion markets (suburban Philadelphia, PA; Binghamton, NY; Syracuse, NY; Charleston/Huntington, WV; and Youngstown, OH) launched over the preceding two years. Related to this strategy, we recorded an estimated restructuring charge of $99,713 (pretax) and $64,813 (after tax), or ($2.79) (after tax) per common share (including effects of anti-dilutive options). The restructuring charge includes employee termination benefits ($2,628), contract terminations ($15,294), asset write-down and disposition costs ($78,291) and costs associated with investment advisory and other fees ($3,500). As of December 31, 2000, $1,883 had been charged against the reserve. See Restructuring Charges (Reversals) for 2001 vs. 2000 in this Management's Discussion and Analysis for additional information.

   Interest Expense

   Interest expense includes interest on CT's mortgage note payable to CoBank, ACB (formerly National Bank for Cooperatives) ("CoBank"), interest on our revolving credit facility and amortization of debt issuance costs. We used interest rate swaps on $75,000 of our floating rate debt to hedge against interest rate exposure. Interest expense was $20,971 for the year ended December 31, 2000 as compared to $14,399 for the year ended December 31, 1999. The increase of $6,572 is due to increased additional net borrowings in 2000 of $81,000 on our credit facility which was used primarily to fund CTSI's expansion markets, partially offset by a decline in interest on the mortgage note payable to CoBank due to scheduled principal payments totaling $9,010 during 2000.

   Income Taxes

   Our effective tax rates were 28.7% and 45.4% for the years ended December 31, 2000 and 1999, respectively. For an analysis of the change in income taxes, see Note 11 to our consolidated financial statements for the year ended December 31, 2001. The lower rate in 2000 is due primarily to the significant losses recorded by CTSI resulting from the restructuring and the associated charge to income. The high 1999 rates are primarily due to high levels of losses from CTSI's expansion markets that were not deductible for state tax purposes.

Liquidity and Capital Resources

                                                               December 31, December 31,
                                                                   2000         2001
                                                               ------------ ------------
Cash and temporary cash investments...........................   $ 37,046     $ 27,298
Working capital (deficit).....................................    (32,987)     (73,103)
Long-term debt, including current maturities and notes payable    299,329      225,319

   We have the following financing arrangements in place that provide liquidity based on our current needs. Aggregate amounts available under existing facilities were $145,000 at December 31, 2001 and $45,000 at December 31, 2000.

                                      December 31, 2000  December 31, 2001
                                      ------------------ ------------------
                                      Balance  Available Balance  Available
                                      -------- --------- -------- ---------
     Revolving Credit Facility....... $195,000  $45,000  $ 95,000 $145,000
     Credit Agreement--CoBank........   74,329       --    65,319       --
     Revolving Line of Credit--CoBank   30,000       --    65,000       --
                                      --------  -------  -------- --------
        Total........................ $299,329  $45,000  $225,319 $145,000
                                      ========  =======  ======== ========

   Cash and temporary cash investments were $27,298 at December 31, 2001 as compared to $37,046 at December 31, 2000. Our working capital ratio was .60 to 1 at December 31, 2001 as compared to .79 to 1 at December 31, 2000. The decline in 2001 is primarily a result of an additional $35,000 of short-term borrowings used to retire higher-cost long-term debt of the revolving credit facility. For the year ended December 31, 2001, our net cash provided by operating activities was $119,336 comprised of net income of $43,132, non-cash depreciation and amortization of $64,582 and other non-cash items and working capital changes of $11,622. Net cash used in investing activities of $62,297 consisted primarily of additions to property, plant and equipment of $69,194. Net cash used in financing activities of $66,787 consisted primarily of the net redemption of debt of $74,010, partially offset by proceeds of stock option exercises of $7,304.
   In June 1999, we amended and restated the provisions of our $125,000 unsecured (subject to certain restrictions) revolving credit facility to provide for an increase in the aggregate commitments under the revolving credit facility to $240,000, extend the maturity date of the credit facility to June 2004 and make certain other changes in the covenants and terms applicable to the credit facility. Throughout 2000, we incurred net borrowings of $81,000 on the facility primarily to fund spending in CTSI's expansion markets. Throughout 2001, we reduced our outstanding borrowings by $100,000 on the revolving credit facility. The facility contains restrictive covenants that, among other things, require us to maintain certain debt to cash flow, interest coverage and fixed charge coverage ratios and a certain level of net worth and places certain limitations on additional debt and investments. We do not believe that these covenants will materially restrict our activities.

   We maintain a credit agreement with CoBank at interest rates chosen by us based on a number of floating and fixed rate options. Principal and interest are payable monthly. This agreement contains restrictive covenants, which, among other things, require the maintenance of a specified debt to cash flow ratio. As of December 31, 2001, the weighted average interest rate was 5.31% on borrowings of $65,319.

   On April 6, 2001, we amended our September 15, 2000, 364-day revolving line of credit agreement with CoBank to provide for an additional $35,000 of borrowing capacity and to change other terms and conditions of the loan. The aggregate amount outstanding on this commitment was $65,000 at December 31, 2001 and $30,000 at December 31, 2000, respectively. This agreement contains restrictive covenants which, among other things, requires the maintenance of a specific debt to cash flow ratio. We expect to be able to refinance the debt when it becomes due on April 5, 2002.

   We expect to have adequate resources to meet our currently foreseeable obligations and development plans for our CTSI edge-out markets and customer demand for additional capacity and service. In addition to cash generated from operations and existing credit facilities, sources of funding for any additional capital requirements or acquisitions may include financing from public offerings or private placements of equity and/or debt securities and bank loans. There can be no assurance that additional financing will be available to us or, if available, that it can be obtained on a timely basis and on acceptable terms. Failure to obtain such financing could result in the delay or curtailment of our development plans and expenditures.

   We anticipate that future cash flows will be used principally to support operations and finance growth of our business and, thus, we do not intend to pay cash dividends on our common stock or class B common stock in the foreseeable future. The payment of any cash dividends in the future will be at the discretion of our Board of Directors. The declaration of any dividends and the amount thereof will depend on a number of factors, including our financial condition, capital requirements, funds from operations, future business prospects and such other factors as our Board of Directors may deem relevant. Additionally, our existing credit facilities place significant restrictions on our ability to pay dividends.

   All of the shares of common stock offered by this prospectus are being offered by a subsidiary of Level 3. As such, we will not receive any proceeds from the sale of shares in this offering. We may, from time to time, consider purchasing some or all of our shares held by Level 3 and its affiliates in one or more transactions and may finance these purchases through public or private offerings of equity or debt, operating cash flows and/or bank loans.

   The tables set forth below contain information with regard to disclosures about contractual obligations and commercial commitments. These disclosures are also included in the notes to the financial statements and cross referenced in the tables below.

   The following table discloses aggregate information about our contractual obligations and the periods in which payments are due:

                                                   Payments Due by Period
                                       ---------------------------------------------- ------------
                                                Less than                      After    Footnote
       Contractual obligations          Total    1 year   1-3 years 4-5 years 5 years Reference(1)
       -----------------------         -------- --------- --------- --------- ------- ------------
Debt maturing within one year......... $ 74,010  $74,010  $     --   $    --  $    --       8
Long-term debt........................  151,309       --   122,030    18,020   11,259       8
Operating leases......................   24,486    3,257     6,361     3,273   11,595      12
Unconditional purchase obligations (2)    6,874    6,874        --        --       --      12
                                       --------  -------  --------   -------  -------
Total contractual cash obligations.... $256,679  $84,141  $128,391   $21,293  $22,854
                                       ========  =======  ========   =======  =======

   The following table discloses aggregate information about our commercial commitments. Commercial commitments are items that we could be obligated to pay in the future. They are not included in our Consolidated Balance Sheets incorporated by reference herein:

                                                    Amount of Commitment Expiration per Period
                                           ------------------------------------------------------------
                                             Total
                                            Amounts  Less than                      After    Footnote
       Other commercial commitments        Committed  1 year   1-3 years 4-5 years 5 years Reference(1)
       ----------------------------        --------- --------- --------- --------- ------- ------------
Letters of credit and financial guarantees   $750      $750      $ --      $ --     $ --        12

   The following table discloses aggregate information about our derivative financial instruments, the source of fair value of these instruments and their maturities:

                                                    Fair Value of Contracts at Period-end
                                                            Footnote Reference(1)
                                        -------------------------------------------------------------
                                        Total Fair Less than                      After    Footnote
         Source of fair value             Value     1 year   1-3 years 4-5 years 5 years Reference(1)
         --------------------           ---------- --------- --------- --------- ------- ------------
Prices provided by external sources (3)  $(4,430)   $(1,774)  $(1,595)  $(1,061)  $ --        13

--------
(1) Refers to the notes to our Consolidated Financial Statements incorporated by reference herein.
(2) Represents a commitment for the provision to us of data processing services and the management of our data processing operations.
(3) Fair value of interest rate swaps at December 31, 2001 was provided by the counterparties to the underlying contracts using consistent methodologies.

Quantitative and Qualitative Disclosure about Market Risk

   We are exposed to interest rate risk primarily through our borrowing activities. There is inherent rollover risk for borrowings as they mature and are renewed at current market rates. The extent of this risk is not quantifiable or predictable because of the variability of future interest rates and our future financing requirements.

   The table that follows summarizes the fair values of our fixed and variable rate debt. The table also provides a sensitivity analysis of the estimated fair values of these financial instruments assuming 100-basis-point upward and downward shifts in the weighted average interest rate.

                                                                Fair Value Assuming Fair Value Assuming
                                              Carrying  Fair     +100 Basis Point    -100 Basis Point
As of December 31, 2001                        Amount   Value          Shift               Shift
-----------------------                       -------- -------- ------------------- -------------------
   Fixed long-term debt...................... $ 33,075 $ 34,925      $ 34,832            $ 35,019
   Variable long-term debt and notes payable. $192,244 $192,244      $190,084            $194,450

   We manage our interest rate risk through a combination of variable and fixed rate debt instruments at varying maturities and by using interest rate swaps. In the second quarter of 2001, we entered into additional interest rate swap agreements totaling $55,000 in order to maintain a targeted mix of floating and fixed rate debt. The table below provides information about our interest rate swaps. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. The estimated fair value amounts have been provided to us by the financial institutions with which we have swap contracts using appropriate valuation methodologies.

                                                     Approximate Fair
                            Maturity  Fixed Notional    Value as of
         Variable to Fixed:   Date    Rate   Amount  December 31, 2001
         ------------------ --------  ----- -------- -----------------
              Hedge 1......   2002    6.00% $15,000       $  (301)
              Hedge 2......   2002    6.01   10,000       $  (101)
              Hedge 3......   2004(1) 5.78   20,000       $  (982)
              Hedge 4......   2002(2) 6.13   15,000       $  (888)
              Hedge 5......   2002    6.36   15,000       $  (484)
              Hedge 6......   2006    5.40   35,000       $(1,061)
              Hedge 7......   2003    4.75   20,000       $  (613)

--------
(1)With an option by the counterparty to terminate the contract in 2002.
(2)Extendible to 2004 at the option of the counterparty.

Critical Accounting Policies

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

   We have identified the policies that are important to the portrayal of our financial condition and results of operations. We state these accounting policies in our Consolidated Financial Statements and Notes thereto incorporated by reference herein and in relevant sections in this discussion and analysis.

   These critical accounting policies include the following:

      Local telephone service revenue is recorded when services are provided and based on tariffed rates. Telephone network access and long-distance service revenues are derived from access charges, toll rates and settlement arrangements. CT's interstate access charges are subject to a pooling process with the National Exchange Carrier Association. Final interstate revenues are based on nationwide average costs applied to certain demand quantities.

      Our customer pricing is subject to oversight by both state and federal regulatory commissions. Such regulation also covers services, competition and other public policy issues. Different interpretations by regulatory bodies may result in adjustments to revenues in future periods.

      We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences.

      We use the composite group remaining life method and straight-line composite rates to depreciate the assets of CT and CTSI. We periodically review data on asset retirement activity, cost of removal and salvage values to determine adjustments to depreciation rates. Also, we periodically conduct studies of fixed asset lives in order to assess depreciation rates.

      We review the valuation of accounts receivable on a periodic basis. The allowance for doubtful accounts is estimated based on historical experience and future expectations of conditions which may impact our ability to collect on our accounts receivable.

      Our determination of the treatment of contingent liabilities in the financial statements is based on our view of the expected outcome of the applicable contingency. We consult with legal counsel on matters related to litigation and other experts both within and outside the company with respect to matters in the ordinary course of business. We record a liability if the likelihood of an adverse outcome is probable of occurrence and the amount is estimable. We disclose the matter if either the likelihood of an adverse outcome is only reasonably possible or an estimate is not determinable.

Related and Like Parties

   Level 3 holds a significant portion of the voting power in our equity securities. Four of our directors are also directors of Level 3. Level 3 will continue to have significant influence over the election of our directors and our corporate and management policies, including potential mergers or acquisitions, asset sales and other significant corporate transactions. See "Transactions with Related Parties."

    We have existing relationships with RCN, which is an affiliate of Level 3. Our Chairman, David McCourt, is also the Chairman and CEO of RCN, a facilities-based telecommunications company. Eight of our directors also serve on the board of directors of RCN. We have entered into a month-to-month long-distance resale agreement and a management service agreement with RCN, the latter of which was not the result of arm's-length negotiations. Also, Level 3 owns approximately 27% of the outstanding equity securities of RCN. See "Transactions with Related Parties."

New Accounting Standards

   In June 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 141 entitled "Business Combinations" and SFAS No. 142 entitled "Goodwill and Other Intangible Assets." SFAS No. 141 addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16 entitled "Business Combinations." SFAS No. 141 requires the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and establishes specific criteria for the recognition of intangible assets separately from goodwill. These provisions are effective for business combinations for which the date of acquisition is subsequent to June 30, 2001. SFAS No. 142 addresses the accounting for goodwill and intangible assets subsequent to their acquisition and eliminates the requirement to amortize goodwill and long-lived assets with indefinite lives. SFAS No. 142 requires an annual impairment test be performed to evaluate the carrying value of such assets. The provisions for SFAS No. 142 will be effective for fiscal years beginning after December 15, 2001. These pronouncements will not impact our financial position or results of operations.

   In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This standard provides the accounting for the cost of legal obligations associated with the retirement of long-lived assets. SFAS No. 143 requires that companies recognize the fair value of a liability for asset retirement obligations in the period in which the obligations are incurred and capitalize that amount as a part of the book value of the long-lived asset. That cost is then depreciated over the remaining life of the underlying long-lived asset. We are required to adopt SFAS No. 143 effective January 1, 2003. We do not believe this pronouncement will be material to our financial position or results of operations.

   In August 2001, the FASB issued SFAS No. 144. This standard supersedes SFAS No. 121 and the provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" with regard to reporting the effects of a disposal of a segment of a business. SFAS No. 144 establishes a single accounting model for assets to be disposed of by sale and addresses several SFAS No. 121 implementation issues. We are required to adopt SFAS No. 144 effective January 1, 2002. This pronouncement will not impact our financial position or results of operations.

Legislative and Regulatory Developments

Commonwealth Telephone Company

   Prices for CT's local and in-state long-distance services are regulated by the Pennsylvania Public Utility Commission ("PUC"). These prices are currently set under an alternative regulation plan, which the PUC approved in 1997. Under this plan, among other things, CT is protected by an exogenous events provision that recognizes and accounts for any state/federal regulatory or legislative changes which affect revenues or expenses, thereby allowing CT to adjust rates to compensate for changes in revenues and/or expenses due to such exogenous events.

   Prices for CT's interstate services (consisting primarily of subscriber line charges and access charges for interstate toll calls), which currently account for approximately 30.1% of its telephone service revenues, are regulated by the FCC based on the "average schedule" formulas proposed by NECA. Removal of CT from the NECA average schedules could result in a significant revenue loss for CT. However, such a development is specifically listed as an exogenous event under CT's alternative regulation plan. Monies paid to CT by NECA come from pools which are funded by all NECA companies via subscriber line charges to customers, access charges to interexchange carriers ("IXCs") and a Long Term Support fund.

   On November 9, 2001, the FCC released an order which modifies its interstate access charge rules and universal service support system for rate-of-return rural incumbent local exchange carriers. The new rules will change the sources of funding for NECA's pools, but not the amounts paid to pool participants. These modifications will include a reduction in access charges to IXCs, an increase in subscriber line charges to customers and the creation of a universal funding mechanism funded by all local and interexchange carriers. In addition to the above modifications to the NECA funding mechanisms, the FCC has also released a Notice of Proposed Rulemaking (NOPR) under which it will investigate the possibility of allowing telephone companies such as CT to convert to a form of incentive regulation similar in some respects to CT's existing alternative regulation plan in Pennsylvania. We are unable to predict the outcome of this proposed rulemaking at this time.

CTSI, LLC

   CTSI's prices are also subject to regulation by the FCC and the PUC although, as a competitive provider, its rates are typically subject to much less scrutiny than those of CT. CTSI's costs are also affected by regulatory decisions, because CTSI relies in part on facilities and services purchased from incumbent telephone companies (primarily Verizon), including interconnection for the exchange of local traffic with other companies, in providing its services. CTSI has month-to-month interconnection and resale agreements with Verizon. We are in the process of securing new longer-term interconnection agreements.

   Under the Telecommunications Act of 1996, the Pennsylvania Public Utility Commission has authority to arbitrate any disputes over the terms and conditions of interconnection between our CLEC and Verizon, and the prices of various unbundled network elements our CLEC purchases from Verizon. This Commission has taken a number of actions over the past several years affecting the prices for network elements, as well as the terms and conditions under which these elements are provided. Further decisions by this Commission may have a material effect on CTSI's costs and profitability.

   On September 19, 2001, Verizon was granted permission to provide long-distance services to Pennsylvania customers after the FCC determined that Verizon had met its obligations under the 14-point competitive checklist established by the Telecommunications Act of 1996. Verizon is now able to offer long-distance services in conjunction with its local telephone services in Pennsylvania. CTSI already offers packages of local and long-distance services. Verizon may be able to compete more effectively against CTSI if it is able to offer all of the same services as CTSI.

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

   In July 2000, the United States Court of Appeals for the Eighth Circuit issued a decision vacating certain rules of the FCC regarding the pricing of unbundled network elements provided by incumbent local telephone companies to competitors such as CTSI. The United States Supreme Court agreed to review this decision and heard oral arguments in the case in early October of 2001. Until the Supreme Court publishes its decision in this case, the FCC's current pricing rules will remain in effect. However, if the decision is upheld, the FCC will be required to revise its pricing rules, which may result in changes in the prices paid by CTSI to incumbents for use of their telephone lines and other facilities. Until the FCC actually issues new rules and they are implemented by the PUC and other state regulatory commissions, it is impossible to predict how this development may affect CTSI's costs.

   On April 27, 2001, the FCC released an order adopting new rules to limit the access charges of non-dominant providers. Under these rules, which took effect in June, carriers such as CTSI are required to reduce their interstate access charges to rates no higher than 2.5 cents per minute. CTSI's previous interstate access charges were 4.5 cents per minute. After one year, this rate ceiling will be reduced to 1.8 cents, and after two years to 1.2 cents per minute. Currently, interstate access revenue accounts for approximately 4.9% of CTSI's 2001 edge-out market revenues. This decision will result in substantial reductions in CTSI's billed access charges. The new FCC rules will likely be subject to petitions for reconsideration and/or judicial review, and we are unable to predict the outcome of such proceedings.

   On April 27, 2001, the FCC released an order adopting new rules limiting the right of competitive local carriers, such as CTSI, to collect reciprocal compensation on local telephone calls that terminate to Internet service providers ("ISPs"). Under the new rules, which took effect in June, the amount of compensation payable to CTSI on calls to ISPs above a 3 to 1 ratio will be limited (under certain conditions) to $.0015 per minute for the first six months after the rules take effect, $.0010 per minute for the next eighteen months, and $.0007 per minute thereafter. In addition, 2001 minutes are capped at a 10% growth rate based on the first quarter 2001 annualized level. 2002 minutes are capped at a 10% growth rate above the 2001 capped minutes. These rates for minutes above the 3 to 1 ratio are substantially lower than the compensation CTSI was previously collecting in Pennsylvania, where the effective rates were as high as $.002814 per minute. For the year ended December 31, 2001, CTSI recorded approximately $10,242 or 14.0% of its edge-out market revenues from compensation revenue from ISP traffic. This compares to $4,026 or 7.6% for the same period last year. Of these amounts, local reciprocal compensation associated with ISP traffic was $3,992 or 1.3% and $2,155 or 0.8% of our total pro forma revenues (excluding expansion revenue) for the years ended December 31, 2001 and December 31, 2000, respectively. The new FCC rules are currently under judicial review and we are unable to predict the outcome of such proceedings.

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                                   BUSINESS

Overview

   We are a telecommunications company providing telephony and related services in Pennsylvania markets as a rural local exchange carrier, or RLEC. We also operate as a competitive local exchange carrier, or CLEC, in three regional Pennsylvania markets that border our RLEC's markets, which we refer to as our "edge-out" markets. Our RLEC is the nation's eighth largest non-Bell incumbent local exchange carrier, serving over 330,000 switched access lines as of December 31, 2001. Our CLEC served over 112,000 competitive switched access lines in our "edge-out" markets as of December 31, 2001. For the year ended December 31, 2001 and the year ended December 31, 2000, we had pro forma revenues of $301.1 million and $278.6 million, respectively, after giving effect to our CLEC's exit from five expansion markets.

   Our RLEC, founded in 1897, operates in a rural, approximately 5,000 square mile territory with a population of approximately 450,000 people and a line density of approximately 66 access lines per square mile. Approximately three quarters of our RLEC's switched access lines serve residential customers. Our RLEC generated revenues of $189.3 million and $182.2 million and adjusted EBITDA of $120.9 million and $110.0 million for the year ended December 31, 2001 and for the year ended December 31, 2000, respectively. Our RLEC ranks among the industry leaders in switched access line growth and penetration of residential second lines, primarily as a result of a successful campaign to market additional lines. From 1995 to 2001, our RLEC's penetration of residential second lines grew from 3% to 39% while its number of switched access lines grew at a compound annual growth rate of 6.5% resulting in growth of its overall revenues at a compound annual growth rate of 6.8%. Additionally, our RLEC's emphasis on enhancing profitability resulted in an adjusted EBITDA compound annual growth rate of 9.3% over the same period. While additional residential line growth has begun to slow in light of our increased penetration rate, we believe our RLEC still has opportunities for future increases in switched access lines, revenues and adjusted EBITDA.

   Our CLEC formally began operating in our "edge-out" markets in 1997 and currently provides a full array of competitive voice and data telecommunications services mainly to business customers. Our CLEC serves the three regional Pennsylvania "edge-out" markets of Wilkes-Barre/Scranton/Hazleton, Harrisburg and Lancaster/Reading/York. In these markets, our CLEC generated revenues of $73.1 million and $53.1 million and adjusted EBITDA of $19.4 million and $2.8 million for the year ended December 31, 2001 and the year ended December 31, 2000, respectively. Beginning in 1998, our CLEC expanded beyond its original three "edge-out" markets into five additional expansion markets. At the end of 2000, however, we developed an exit strategy for these expansion markets in order to refocus our attention on our three original "edge-out" markets. This strategy has allowed us to increase our adjusted EBITDA and to significantly reduce our capital needs. We recorded a restructuring charge of $99.7 million, or $64.8 million after tax, in the fourth quarter of 2000 in connection with this strategy and had completed our withdrawal from these markets by June 30, 2001.

   We also own and operate other telecommunications-related support businesses that all operate in the deregulated segments of the telecommunications industry, support the operations of our two primary operations and serve our RLEC and CLEC customers as well as other customers. These businesses are epix(R) Internet Services, one of the northeast's largest rural Internet service providers with approximately 46,000 dial-up Internet access subscribers as of December 31, 2001; Jack Flash(R), a broadband data service with approximately 7,000 installed digital subscriber line subscribers as of December 31, 2001; Commonwealth Communications, a provider of telecommunications equipment and facilities management services; and Commonwealth Long Distance Company, a facilities-based long-distance reseller.

   Our President and CEO, Michael J. Mahoney, and our Executive Vice President and COO, James DePolo, have assembled a management team comprised of individuals with extensive experience and success in the telecommunications industry, as well as individuals from outside the industry whose expertise enhances our overall management team capabilities. Our top five operating executives have an average of approximately 25 years of experience in the telecommunications industry.

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

Business Strategy

   We strive to grow our revenues, control our expenses and deploy our capital in a manner that maximizes our adjusted EBITDA. In order to achieve this goal, we have formulated the following business strategy:

    Continue to Grow Our RLEC's Switched Access Line Base

   Our RLEC continues to aggressively market additional lines to residential and business customers in its territory. Its number of switched access lines grew by 4.8% in the year ended December 31, 2001, which is among the highest rates of growth in the industry. While its rate of residential line growth has been slowing due to its high second-line penetration, its rate of business line growth was 7.5% for the year ended December 31, 2001. We believe that we can continue to grow switched access lines at a rate that exceeds recent industry averages.

    Leverage Our RLEC's Brand, Reputation and Expertise to Further Penetrate Our "Edge-out" Markets

   In our "edge-out" markets, we seek to increase our penetration rate by targeting business customers that have traditionally been underserved by Verizon and by offering competitive service packages that compare favorably to those being offered by Verizon. We believe our strong Commonwealth Telephone brand, reputation and expertise provide us with important competitive advantages in these markets and will allow us to continue to gain new customers and increase our market share at a low marginal operating cost.

    Increase Sales of Data Products and Services

   We intend to capitalize on an increasing demand for business and residential data services, including demand for high bandwidth connectivity, in all of the markets we serve. We offer dial-up Internet access through our epix(R) Internet Services and broadband digital subscriber line, or DSL, broadband services through Jack Flash(R). We believe there is additional opportunity to increase sales of our data services at a low marginal operating cost in all of the markets in which we operate.

    Increase Penetration of Enhanced Services

   Our RLEC offers an array of enhanced services such as caller identification, voice mail and custom calling services such as call-forwarding, call waiting and three-way calling. These services generally produce higher margins than basic telephone service. We believe these enhanced services provide a source of revenue and adjusted EBITDA growth potential as our penetration rates for enhanced services are currently below industry averages. Our RLEC's network is 100% digitally-switched and all upgrades to provide these additional services to our entire customer base have been substantially completed. We have increased our efforts to market enhanced services to our customers and believe we can achieve higher penetration rates that are more in line with industry standards.

    Continue to Provide Superior Service and Customer Care

   We intend to continue to capitalize on our support and other back office systems to provide superior service and customer care. Our RLEC has already achieved the lowest level of "justified complaints," as defined by the Pennsylvania Public Utility Commission, among Pennsylvania's largest local exchange carriers in six of the past seven years for which ratings are available, including the last four years for which ratings are available. In our "edge-out" markets, we currently provide personalized customer care through customer account managers who service business customers and through our centralized call center which operates 24 hours a day, 7 days a week to support our business and residential customers. By building on our strong service record, we plan to further differentiate ourselves from our competitors.

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

    Selectively Pursue Strategic Acquisitions

   To continue the growth of our business, we will seek to selectively acquire companies that offer a strategic fit with our existing businesses. This may include companies that could help us deepen our industry focus, further penetrate or broaden our target areas, increase the breadth of services we offer or strengthen our marketing efforts.

RLEC Operations

   Our RLEC offers local, toll, network access and enhanced services in a rural, mountainous market located primarily in the eastern third of Pennsylvania.

    Network Strategy

   Our RLEC utilizes a technologically-advanced, fiber-rich network that is based on digital-switching, fiber optic transport and host/remote architecture. It was the first telephone company to deploy fiber optics in a toll application and was one of the first local exchange carriers in the nation to deploy a network of all digitally-switched central offices. Our RLEC operates its own Signaling System 7, or SS7, network which provides automated monitoring and routing of telephone calls. Throughout its market, our RLEC has 13 digital host switches and over 400 remote switches. All of the trunks between the hosts and all of the host-to-remote wire center links are connected with fiber optic cable. Connection to our customers, or the "last mile," is provided over our RLEC's copper outside plant. Our network architecture provides for short loop lengths in our copper plant which allows our RLEC to aggregate customer lines at the remotes for transport and concentrates costly network intelligence in a small number of host offices. Our RLEC currently deploys an asynchronous transfer mode network to support its network of over 6,000 DSL lines in our RLEC's territory. We intend to expand this network in 2002 to allow the migration of Internet traffic and trunks which will provide our RLEC with a single platform for efficient switching and transport of both voice and data traffic. Additionally, our RLEC operates a network control center which monitors network performance 24 hours a day, 7 days a week and allows us to maintain high network performance standards.

    Customer Service

   Our RLEC has long been recognized as a customer service leader in Pennsylvania. Each year the Pennsylvania Public Utility Commission issues a study that measures the customer service results of the state's five largest local exchange service providers which included Alltel, Bell Atlantic (now part of Verizon), GTE (now part of Verizon) and United (now Sprint). Our RLEC has achieved the lowest level of "justified complaints," as defined by the Pennsylvania Public Utility Commission, among Pennsylvania's largest local exchange carriers in six of the past seven years for which ratings are available, including the last four years for which ratings are available.

    Pennsylvania Regulatory Environment

   Our RLEC is subject to regulation by the Pennsylvania Public Utility Commission for intrastate ratemaking purposes, which includes rates for basic local services, intraLATA toll services and access services for the origination and termination of in-state long-distance calls. In 1997, our RLEC entered into an alternative regulatory framework with the Public Utility Commission for all of its intrastate operations under which it agreed to meet certain broadband service delivery parameters in exchange for a price cap formula, rather than rate of return regulations. As a result of the alternative regulatory framework, our RLEC's profits are not directly limited by the Commission as they were under the former rate of return system of regulation. Instead, our RLEC received the flexibility to increase local rates annually based on inflation less 2 percentage points, so that increased returns arising from improved productivity and efficiency in excess of 2% per annum accrue to the equity owners of the RLEC. In connection with this, on February 1, 2002 our RLEC filed a proposed rate

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

increase with the Public Utility Commission which, if approved, will become effective in May 2002. Our RLEC can also seek to rebalance rates periodically between various intrastate service categories, such as toll and access. Additionally, our RLEC has the ability to request relief on a dollar-for-dollar basis for certain events deemed outside of its control that result in reduced revenues or increased expenses. This may include changes in revenues that may result from portions of the interstate access charge reform.

   The Public Utility Commission must also approve any issuance of stock, incurrence of long-term debt or acquisition or sale of material utility assets by our RLEC. In addition, the Public Utility Commission must approve any change in control of either our RLEC or its holding company. The Public Utility Commission defines a "change in control" as either an acquisition or disposition of the largest single voting interest in a company, if that interest exceeds 20%. Because Level 3 will hold the largest single voting interest for purposes of the Public Utility Commission rules both before and after the offering, this offering is not a "change in control" that requires regulatory approval.

    Federal Regulatory Environment

   Our RLEC is subject to the jurisdiction of the Federal Communications Commission, or FCC, with respect to interstate rates, services, access charges and other matters, including the prescription of a uniform system of accounts. Interstate services, for the purpose of determining FCC jurisdiction, are communications that originate in one state and terminate in another state or foreign country, including the provision of access to local telephone networks for the origination or termination of such communications. Prices for our RLEC's interstate services, consisting primarily of subscriber line charges and access charges for interstate toll calls, which accounted for approximately 30.1% of our RLEC's 2001 revenues, are regulated by the FCC based on "average schedule" formulas that are designed to approximate the interstate jurisdictional costs of telephone companies based on statistical data rather than actual costs. These average schedule formulas are subject to periodic revision by the FCC and changes in the formulas, or removal of our RLEC from them, would result in a significant revenue loss. However, removal of our RLEC from these formulas is specifically listed in its Pennsylvania alternative regulation plan as an event outside of its control that could justify an offsetting rate adjustment. The FCC must also approve any sale or "transfer of control" of our RLEC or of its holding company. We do not believe that this offering constitutes a transfer of control requiring FCC approval.

   In the first quarter 2001, changes in our RLEC's state tax adjustment surcharge, settlements formula calculation and jurisdictional minutes of use have reduced and will continue to reduce our revenues by approximately $1.0 million per quarter as compared to the amounts we received prior to these changes.

   On November 9, 2001, the FCC released an order changing its interstate access charge rules and universal service support system for rate-of-return rural incumbent local exchange carriers. The new rules change the sources of funding under the average schedule formulas, but not the amounts paid to participants. These modifications include a reduction in access charges to long-distance companies, an increase in subscriber line charges to local service customers and the creation of a universal funding mechanism funded by all telecommunications carriers. In addition to the above modifications, the FCC has also released a Notice of Proposed Rulemaking under which it will investigate the possibility of allowing telephone companies such as our RLEC to convert to a form of incentive regulation similar in some respects to its existing alternative regulation plan in Pennsylvania. We are unable to predict the outcome of this proposed rulemaking at this time.

    Competitive Environment

   With the exception of competition from intraLATA toll providers and attractive calling packages offered by several non-wireline providers in certain areas of our territory, our RLEC has faced limited competition to date and has not lost any access lines to a wireline competitor since the Telecommunications Act was passed in 1996. Part of the reason for this is that our RLEC maintains a rural exemption from the interconnection provisions of the Telecommunications Act for all of its access lines in Pennsylvania. The rural exemption does not preclude

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

competitors from providing telephone services within our RLEC's service area entirely over their own facilities. However, it requires prospective competitors who seek to interconnect with our RLEC network in order to resell services or lease unbundled network elements to go through a formal review by the Pennsylvania Public Utility Commission before receiving approval. The Public Utility Commission may grant such approval only if it finds that the competitor's proposal is not unduly economically burdensome, is technically feasible and is consistent with the universal service provisions of the Telecommunications Act. Two providers have been granted approval or are in the process of receiving approval to service our RLEC's customers on a facilities basis, but this development has not impacted our RLEC's operations to date and this approval does not represent a challenge to our RLEC's rural exemption. A variety of other factors contribute to our RLEC's relative insulation from competition. These factors include its service territory's high-cost of facilities-based entry due to low population density, the lack of concentration of any large business customers as its top 10 business customers account for less than 6% of its revenues, its low basic service rates, its customer service record and level of customer satisfaction and its favorable regulatory environment. While competition from wireless providers is present in our markets, it is not a significant concern to us due to the low population density, rural nature and mountainous topography of our markets. We also face competition from national ISPs such as AOL Time Warner and from cable providers offering a cable modem product.

CLEC Operations

   We offer competitive local, toll, network access, long-distance, enhanced services, broadband data services and high-speed Internet access services in three regional "edge-out" markets which encompass cities and surrounding areas which have total populations of between 250,000 and 500,000 people as well as a significant concentration of business and industry. The geographic area represented by these three markets is roughly one-third the size of our RLEC's service territory, or about 1,750 square miles, with a population of approximately 1.4 million and approximately 600 access lines per square mile.

   Beginning in 1998, we had expanded beyond our CLEC's original three "edge-out" markets and into five expansion markets located in Pennsylvania, New York, Ohio and West Virginia. In December 2000, we announced that we were exiting these expansion markets to redirect our focus on our "edge-out" markets. The expansion markets accounted for approximately 20% of our competitive lines and approximately 20% of our CLEC's revenues. The redirection of our CLEC's strategy to focus on our original three "edge-out" markets is allowing us to increase our adjusted EBITDA and to significantly reduce our capital needs. We had completed our withdrawal from these markets by June 30, 2001.

    Network Strategy

   Our CLEC's network strategy is to own the majority of the key elements of the local exchange network. These elements include the host switches, the remote switches and the facilities connecting the host switches to the remote switches, including both the fiber optic cable and the transport electronics. In addition, where economically viable, our CLEC builds copper distribution facilities between the remote switch and customer premises. Our network strategy allows our CLEC to provide high quality and reliable service, reduce customer churn and generate attractive margins. It builds, owns and operates digitally-switched, fiber intensive networks which are DSL-qualified in each of its three regional edge-out markets. As of December 31, 2001, our CLEC had approximately 96% of its access lines connected to its own switches and approximately 50% of its access lines completely on its own network.

    Customer Service

   Our CLEC strives to provide its customers with exceptional service and uses the same customer care procedures that have proven successful for our 104 year-old RLEC. We operate a customer service center, which takes calls 24 hours a day, 7 days a week, to handle all customer complaints and problems. We are also proficient in the other unique customer service aspects of operating in a CLEC environment and have developed an efficient provisioning interface with the incumbent local exchange carrier. Because we own and operate a significant portion of our own network elements, we do not depend heavily on the incumbent local exchange carrier for provisioning and maintenance resolution.

    Sales Organization

   We utilize direct and indirect sales channels to target potential business and residential customers. Our direct channels include sales teams based in local offices, which are exclusively focused on selling to potential business customers with more than five lines. Each team consists of customer account managers and specialists that focus on retaining and growing accounts after the initial sale. In addition, an inside sales team is focused on residential and business customers with fewer than five lines. Our indirect sales channel is comprised of agents and consultants who look to provide bundled solutions to their customers.

    Pennsylvania Regulatory Environment

   The Pennsylvania Public Utility Commission exercises jurisdiction over intrastate service, including basic local exchange service, intrastate access services and intraLATA toll services. Under the Public Utility Commission's current practices, our CLEC's rates and services are generally subject to much less regulatory scrutiny than those of the RLEC in its markets. Additionally, municipalities and other local government agencies may regulate limited aspects of our CLEC's business, such as its use of rights-of-way.

   Under the Telecommunications Act of 1996, the Pennsylvania Public Utility Commission also has authority to arbitrate any disputes over the terms and conditions of interconnection between our CLEC and Verizon, and the prices of various unbundled network elements our CLEC purchases from Verizon. This Commission has taken a number of actions over the past several years affecting the prices for network elements, as well as the terms and conditions under which these elements are provided. Further decisions by this Commission may have a material effect on our CLEC's costs and profitability.

    Federal Regulatory Environment

   At the federal level, the Federal Communications Commission has jurisdiction over interstate services, including access charges as well as long-distance services. Our CLEC's rates, terms and conditions of service are filed with the FCC in tariffs and are subject to the FCC's complaint jurisdiction, and in the case of switched access service are subject to rate caps prescribed by the FCC, as described further below.

   In April 2001, the FCC released an order adopting new rules limiting the right of competitive local exchange carriers to collect reciprocal compensation on local telephone calls that terminate to Internet service providers. Under the new rules, which took effect on June 14, 2001, the amount of compensation payable by other local telephone companies to our CLEC on calls to Internet service providers will generally be limited to $0.0015 per minute for the first six months after the rules took effect, $0.0010 per minute for the next eighteen months, and $0.0007 per minute thereafter. Any traffic exchanged between carriers that exceeds a three-to-one ratio of terminating to originating minutes is presumed to be traffic to Internet service providers, although either our CLEC or the other telephone company may attempt to rebut this presumption and show a different level of Internet traffic. In addition, the number of minutes on which compensation is payable is limited by a formula based upon the number of compensable minutes exchanged in the first quarter of 2001. The rates under the new rules are substantially lower than the compensation our CLEC was previously collecting in Pennsylvania, where the effective rates were as high as $0.0028 per minute. For the year ended December 31, 2001, our CLEC recorded approximately $10.2 million or 14.0% of its edge-out revenues from compensation revenue from calls terminated to Internet service providers. This compares to $4.0 million or 7.6% for the corresponding period in the prior year. Of these amounts, local reciprocal compensation associated with ISP traffic was $4.0 million or 1.3% and $2.2 million or 0.8% of our pro forma revenues for the years ended December 31, 2001 and December 31, 2000, respectively.

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

   Also in April 2001, the FCC released a separate order adopting new rules to limit the access charges of non-dominant providers. Under these rules which took effect on June 20, 2001, competitive carriers are required to reduce their interstate access charges to rates no higher than 2.5 cents per minute (our CLEC's previous interstate access charges were as high as 4.5 cents per minute). After one year, this rate ceiling will be reduced to 1.8 cents and after two years to 1.2 cents per minute. After three years, our CLEC will be required to charge rates no higher than the incumbent local exchange carrier (in our case, Verizon, which we expect will charge rates of approximately 0.45 cents per minute by 2004 as a result of an FCC plan requiring regional Bell operating companies to reduce their rates to this level). For the year ended December 31, 2001, interstate access revenue accounted for approximately 4.9% of our "edge-out" market revenue. This decision will result in substantial reductions in our CLEC's billed access charges. The new FCC rules will likely to be subject to petitions for reconsideration and/or judicial review, and we are unable to predict the outcome of these proceedings.

   In July 2000, the U.S. Court of Appeals for the Eighth Circuit issued a decision vacating certain rules of the FCC regarding the pricing of unbundled network elements provided by incumbent local telephone companies to competitors such as our CLEC. The United States Supreme Court agreed to review this decision and heard oral arguments in the case in early October of 2001. Until the Supreme Court publishes its decision in this case, the FCC's current pricing rules will remain in effect. However, if the lower court decision is upheld, the FCC will be required to revise its pricing rules, which may result in changes in the prices paid by our CLEC to incumbents for use of their telephone lines and other facilities. Until the FCC actually issues new rules and they are implemented by the Pennsylvania Public Utility Commission, it is impossible to predict how this development may affect our CLEC's costs.

   On September 19, 2001, Verizon was granted permission to provide long-distance services to Pennsylvania customers after the FCC determined that Verizon had met its obligations under the 14-point competitive checklist established by the Telecommunications Act of 1996. Verizon is now able to offer long-distance services in conjunction with its local telephone services in Pennsylvania. Our CLEC already offers packages of local and long-distance services. Verizon may be able to compete more effectively against our CLEC if it is able to offer all of the same services.

   The FCC has recently begun reviews of several of its local competition policies that could result in changes to the interconnection arrangements on which our CLEC relies, or in additional competition from the incumbent local telephone companies. We cannot predict the outcome of these reviews, or of future rule changes that the FCC may initiate.

    Competitive Environment

   Our CLEC competes principally with the services offered by the incumbent local exchange carrier or ILEC, Verizon Communications. Incumbent local exchange carriers such as Verizon have relationships with their customers, have the potential to subsidize services from their regulated service revenues and benefit from certain favorable state and federal regulations. Verizon is larger and has greater financial resources than our CLEC. In light of the passage of the Telecommunications Act and concessions by some of the regional Bells, federal and state regulatory initiatives may provide increased business opportunities to CLECs, but ILECs may obtain increased pricing flexibility for their services as competition increases. If, in the future, ILECs are permitted by regulators to lower their rates substantially, engage in significant volume and term discount pricing practices for their customers or charge CLECs significantly higher fees for interconnection to the ILECs' networks, our CLEC's competitive position would be adversely affected.

   Our CLEC also faces, and will continue to face, competition from other current and potential future market entrants, including other CLECs, IXCs, cable television companies, electric utilities, microwave carriers, wireless telecommunications providers, Internet service providers and private networks built by large end users. The edge-out markets served by our CLEC are served by one or more other CLECs including XO Communications, Adelphia Business Solutions, Choice One Communications and others. We expect competition from CLECs and other companies to continue in the future.

Other Operations

    epix(R) Internet Services

   epix(R), founded in 1994, is our Internet service provider. epix(R) primarily provides dial-up Internet access at a flat rate for residential users and also provides dedicated access for business users and associated services such as web page hosting and design. epix(R) provides a competitive Internet product to our RLEC and CLEC customers and provides network support, technical support and customer service to Jack Flash(R), our DSL product. epix(R) had approximately 46,000 subscribers as of December 31, 2001.

    Jack Flash(R)

   In the second half of 1999, we began offering our DSL service under the trade name Jack Flash(R). We offer this service through our own facilities, or "on-net," in the majority of our RLEC territory and on an "on-net" and an "off-net" basis in selected areas of our CLEC markets. As of December 31, 2001, substantially all of our installed DSL lines are in our RLEC's territory.

    Commonwealth Communications

   Commonwealth Communications provides telecommunication equipment and technical services and designs, installs and manages telephone systems for businesses, hospitals and universities located primarily in Pennsylvania. Commonwealth Communications also undertakes premises distribution systems projects and cabling projects primarily for hospitals and educational institutions.

    Commonwealth Long Distance Company

   Since 1990, Commonwealth Long Distance Company has conducted the business of providing long-distance telephone services. Through a wholesale agreement with RCN Long Distance Company, Commonwealth Long Distance provides long-distance services primarily to our RLEC's customers.

Employees

   We employed a total of 1,387 employees as of December 31, 2001. Approximately 36% of our employees are covered under collective bargaining agreements. On February 21, 1999, Commonwealth Telephone Company bargaining employees ratified a new labor contract with the Communications Workers of America that will remain in effect until November 30, 2002. Also, in June 1999, the Commonwealth Communications bargaining employees ratified a new labor contract with the Communications Workers of America that will remain in effect until June 29, 2002.

Properties

   Our property consists principally of central office equipment, telephone lines, telephone instruments and related equipment, and land and buildings related to telephone operations. This plant and equipment is maintained in good operating condition for our CLEC and RLEC operations. The properties of our RLEC are subject to mortgage liens held by CoBank, ACB. We own substantially all of our central office buildings, administrative buildings, warehouses and storage facilities. All of the telephone lines are located either on private or public property. Locations on private land are governed by easements or other arrangements.

Legal Proceedings

   In the normal course of business, there are various legal proceedings outstanding, including both commercial and regulatory litigation. We do not believe these proceedings will have a material adverse effect on our results of operations or financial condition. Additionally, there are no other legal matters pending that we expect to have a material impact on our financial condition or results of operations.

                                  MANAGEMENT

Executive Officers and Directors

   Our executive officers and directors as of December 31, 2001 are as follows:

Name               Age                       Positions Held
----               ---                       --------------
David C. McCourt.. 45  Chairman of the Board of Directors and Director of our
                       company since October 1993; Chairman, Chief Executive
                       Officer and Director of RCN since September 1997; Chief
                       Executive Officer of our company from October 1993 to
                       November 1998; Director, Chairman and Chief Executive
                       Officer of Cable Michigan, Inc. from September 30, 1997 to
                       November 1998; President from September 1992 to
                       December 1999 and Director of Level 3 Telecom Holdings,
                       Inc. from 1993 to March 2002; Chairman, Chief Executive
                       Officer and Director of Mercom, Inc. from October 1993 to
                       November 1998; Director of MFS Communications
                       Company, Inc. from July 1990 to December 1996; President
                       and Director of Metropolitan Fiber Systems/McCourt, Inc.,
                       a subsidiary of MFS Telecom, Inc., from 1988 to 1997;
                       Director of Cable Satellite Public Affairs Network since
                       June 1995; Director of WorldCom, Inc. from December
                       1996 to March 1998; and Director of Level 3 since March
                       1998.

Michael J. Mahoney 51  Director, President and Chief Executive Officer of our
                       company since July 2000; Telecommunications consultant from October 1999 to July 2000; Director of our company from June 1995 to October 1999; President and Chief
                       Operating Officer of our company from February 1994 to September 1997; Director, President and Chief Operating
                       Officer of RCN Corporation from September 1997 to
                       October 1999; President and Chief Operating Officer of
                       Mercom from February 1994 to September 1997; Director of Mercom from January 1994 to November 1998;
                       Executive Vice President of our company's Cable
                       Television Group from June 1991 to February 1994;
                       Executive Vice President of Mercom from December 1991 to February 1994; and Chief Operating Officer of Harron
                       Communications Corporation from April 1983 to December
                       1990.

Michael A. Adams.. 44  Director of our company since October 1999; President,
                       Wholesale and New Product Development Group of RCN since January 2001; President and Chief Operating Officer of RCN from October 1999 to January 2001; President of the Technology and Network Development Group of RCN from September 1997 to October 1999; Vice President of
                       Technology of C-TEC Corporation from November 1993 to
                       September 1997. Mr. Adams is also a Director of RCN.

Name              Age                        Positions Held
----              ---                        --------------
James Q. Crowe... 52  Director of our company since October 1993; Chief
                      Executive Officer since August 1997 and Director since
                      June 1993 of Level 3; President of Level 3 from August
                      1997 to February 2000; Chairman of the Board of Directors
                      of WorldCom, Inc. from January 1997 until July 1997,
                      following that company's merger with MFS
                      Communications Company, Inc. in 1996. Prior to that,
                      Mr. Crowe was President, Chief Executive Officer and
                      Chairman of the Board of Metropolitan Fiber Systems.
                      Mr. Crowe is currently a Director of RCN and Peter Kiewit
                      Sons'.

Stuart E. Graham. 56  Director of our company since April 1990; Chief Executive
                      Officer of Skanska USA, Inc. since 1994; Executive Vice
                      President of Skanska AB. Previously, Chief Executive
                      Officer of several Skanska USA, Inc. subsidiaries, including
                      Sordoni Skanska, Slattery Skanska and Skanska E & C.
                      Mr. Graham is also a Director of RCN.

Frank M. Henry... 69  Director of our company since April 1980; Chairman of
                      Frank Martz Coach Company since 1995 and President of
                      Frank Martz Coach Company from 1964 to 1995; President of Goldline, Inc. since 1975. Mr. Henry is also a member of the Northeastern Pennsylvania Regional Advisory Board of
                      First Union Corporation. Mr. Henry was a Director of Cable
                      Michigan from September 1997 to November 1998.

Richard R. Jaros. 49  Director of our company since October 1993; Private
                      Investor since 1998; President of Level 3 from 1996 to
                      August 1997 and Executive Vice President of Level 3 from
                      1993 to 1996; Chief Financial Officer of Level 3 from 1995 to 1996; President and Chief Operating Officer of
                      CalEnergy Company, Inc., now known as MidAmerican
                      Energy Holdings Company, from 1992 to 1993. Mr. Jaros is also a Director of Level 3, MidAmerican Energy Holdings
                      Company, HomeServices.com Inc. and RCN.

Daniel E. Knowles 72  Director of our company since January 1995; President of
                      Cambridge Human Resources Group since 1989. Mr.
                      Knowles was a Director of Cable Michigan from September
                      1997 to November 1998.

David C. Mitchell 60  Director of our company since December 1993; Former
                      President of Rochester Telephone Corporation's Telephone
                      Group, Corporate Executive Vice President and Director of
                      Rochester Telephone Corporation. Mr. Mitchell is also a
                      Director of Lynch Corporation. Mr. Mitchell was a Director of Cable Michigan from September 1997 to November 1998 and a former Director of HSBC Bank, Inc. Rochester
                      Advisory Board.

Name                Age Positions Held
----                --- --------------
Eugene Roth........ 66     Director of our company since April 1989; Senior Partner
                           at Rosenn, Jenkins and Greenwald L.L.P. (attorney since
                           1964); Mr. Roth is also a Director of the Pennsylvania
                           Regional Board of Directors of First Union National
                           Bank, RCN and Geisinger Wyoming Valley Medical
                           Center.

Walter Scott, Jr... 70     Director of our company since December 1993; Chairman
                           of Level 3 since September 1979 and Director of Level 3
                           since April 1964; Chairman Emeritus of Peter Kiewit
                           Sons' since March 1998. Mr. Scott is also a Director of
                           Peter Kiewit Sons', Berkshire Hathaway, Inc., Burlington
                           Resources, Inc., MidAmerican Energy, Kiewit Materials
                           Company, ConAgra, Inc., Valmont Industries, Inc. and
                           RCN.

Timothy J. Stoklosa 41     Director of our company since December 1999; Executive
                           Vice President and Chief Financial Officer of RCN since
                           January 2000; Senior Vice President and Treasurer of
                           RCN from September 1997 to January 2000; Executive
                           Vice President and Chief Financial Officer, as well as a
                           Director, of Mercom, Inc. from 1997 to 1998; Treasurer of
                           the Company from 1994 to 1997. Mr. Stoklosa is also a
                           Director of RCN.

John J. Whyte...... 61     Director of our company since October 1997; President of
                           Whyte Worldwide PCE since 1986; Partner of Stavisky,
                           Shapiro & Whyte, certified public accountants, since
                           1981. Mr. Whyte was Executive Vice President and Chief
                           Operating Officer of Infinium Software, Inc.

James DePolo....... 56     Chief Operating Officer of our company since March
                           2000; Executive Vice President of our company and CT
                           since 1997; Executive Vice President of CTSI since July
                           1998; senior management positions at Metropolitan Fiber
                           Systems, Inc. from 1994 to 1997, including Division
                           President--MFS Intelenet, President--Realcom and Vice
                           President of Sales Operations--UUNet; senior
                           management positions at Sprint from 1985 to 1993,
                           including Vice President and General Manager--Alternate
                           Channels, Vice President of Marketing--Western
                           Business Market Group, Vice President of Strategic
                           Marketing, Vice President and General Manager--West
                           Division and Vice President of Sales and Marketing--
                           West Division; Director of Engineering, Marketing and
                           Sales--West Division for Satellite Business Systems from
                           1983 to 1985.

Donald P. Cawley... 43     Senior Vice President of our company since June 2000;
                           Chief Accounting Officer of our company since May
                           1999; Vice President and Controller of our company from
                           September 1997 to June 2000; Vice President and
                           Controller of Commonwealth Telephone Company from
                           February 1996 to September 1997; and Controller of
                           Commonwealth Telephone Company from March 1992 to
                           February 1996.

                       TRANSACTIONS WITH RELATED PARTIES

   We entered into an agreement with RCN Long Distance whereby Commonwealth Long Distance Company and our CLEC purchased long-distance service from RCN Long Distance for resale to customers of Commonwealth Long Distance Company and our CLEC. Commonwealth Long Distance Company and our CLEC incurred expenses associated with this long-distance resale agreement and related customer service expenses in 2001 of approximately $7.2 million, in 2000 of approximately $7.1 million and in 1999 of approximately $8.1 million. In addition, we paid RCN Long Distance $124,000 in 2001, $128,000 in 2000 and $143,000 in 1999 for network costs.

   RCN agreed to provide or cause to be provided to us certain services for a transitional period. The transitional services provided included the following: accounting, payroll, management supervision and office of our Chairman, cash management, administration, legal, tax, internal audit, investor and public relations and other miscellaneous administrative services. The fee per year for these services was 3.5% of the first $175 million of our revenue and 1.75% of any additional revenue. The total fees for 1999 were approximately $5.2 million. However, this agreement was amended for the years 2000 and 2001 to reflect a flat management fee of $2.0 million for 2000 and $1.2 million for 2001. In 2000 and 2001, the transitional services include solely certain legal services and the office of our Chairman. These arrangements are not the result of arm's-length negotiations between unrelated parties.

   Our RLEC and our CLEC received approximately $1.6 million in 2001, $922,000 in 2000 and approximately $1.6 million in 1999 in access charges from RCN Long Distance as a result of RCN originating and terminating traffic on our networks. Our RLEC also received approximately $39,000, $39,000 and $420,000 in the years ended December 31, 2001, December 31, 2000 and December 31, 1999, respectively, in long-distance switch rental revenue from RCN Long Distance. In addition, our RLEC and our CLEC received approximately $1.5 million in 2001, approximately $2.2 million in 2000 and approximately $1.0 million in 1999 in local service, telephone access, toll and enhanced service revenue from related parties, primarily RCN companies.

   We, primarily through Commonwealth Communications, our engineering design and consulting service business, received approximately $54,000, $460,000 and $310,000 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999, respectively, from such services provided to various RCN companies.

   We, through our subsidiary epix(R) Internet Services, paid approximately $186,000 to Level 3 in 2001 for integrated communications services.

   In September 1997, we entered into a tax sharing agreement with RCN Corporation and Cable Michigan, Inc. The agreement governs contingent tax liabilities and benefits, tax contests and other tax matters with respect to tax returns filed with respect to tax periods, in the case of RCN and Cable Michigan, ending or deemed to end on or before the distribution date as that term is defined in the tax sharing agreement. Under the tax sharing agreement, adjustments (as defined in the tax sharing agreement) to taxes that are clearly attributable to Cable Michigan, RCN or our company will be allocated solely to that company. Adjustments to all other tax liabilities will generally be allocated 50% to our company, 20% to Cable Michigan and 30% to RCN.

   We paid approximately $107,000 in 2001 and approximately $88,000 in 2000 to Rosenn, Jenkins and Greenwald L.L.P. (Attorneys) for legal services. Also, we received approximately $53,000 in 2001 and approximately $57,000 in 2000 in telephone service, long-distance and Internet revenues from Rosenn, Jenkins and Greenwald L.L.P. Mr. Roth, a director of our company, is a Senior Partner at the firm.

   We paid approximately $103,000 in 2001 and approximately $78,000 in 2000 to Hanify and King (Attorneys) for legal services. Terence McCourt, Esq., a partner in the firm, is a brother of Mr. David C. McCourt, director and chairman of the board of directors of our company.

   We, primarily through our CLEC, recorded approximately $65,000 in 2001 and approximately $66,000 in 2000 of telecommunications services revenue from Martz Trailways. Also, we paid approximately $1,250 in 2001 and approximately $10,300 in 2000 to Martz Trailways for travel and other related services. Mr. Henry, one of our directors, is Chairman of Martz Trailways.

   We paid Penn State Geisinger Health and The Geisinger Health Plan approximately $801,000 in 2000 for health insurance coverage for certain employees. In addition, we recorded approximately $630,000 in 2001 and approximately $1.3 million in 2000 in telecommunications services revenues from the Geisinger Health System and its subsidiaries. Mr. Roth, one of our directors, is a Director of Geisinger Wyoming Valley Medical Center.

   We have a telecommunications consulting agreement with Mr. Mitchell, one of our directors. Consulting fees, including expenses, paid to Mr. Mitchell in 2001 were approximately $32,000 and were approximately $34,000 in 2000.

   In 1999, we entered into a $240.0 million revolving credit facility with First Union Securities. In addition, First Union has acted as intermediary for us in $85.0 million of interest rate swaps. Mr. Henry, one of our directors, is a member of the First Union Northeastern Pennsylvania Regional Advisory Board of First Union Corporation and is also a former Director of First Union Corporation. Mr. Roth, one of our directors, is a Director of the Pennsylvania Regional Board of Directors of First Union National Bank.

   In October 1998, we entered into a registration rights agreement with Walter Scott, Jr., James Q. Crowe and David C. McCourt, each of whom is an officer and/or director of Level 3 Communications, Inc. Pursuant to such agreement, a majority of these stockholders may make up to two requests that we file a registration statement under the Securities Act with respect to certain shares of our company's common stock they beneficially own, if (i) the shares of common stock sought to be registered have a fair market value (as defined in the agreement) in excess of $1.0 million and (ii) a demand for registration has not been made within 180 days prior to such demand. This agreement also provides for unlimited "piggyback" registration rights whereby if we propose to file certain types of registration statements relating to an offering of any of our common equity securities under the Securities Act, for ourselves or our other stockholders, we must provide prompt notice to each of these stockholders and include in such registration certain shares of our stock held by each stockholder that each stockholder requests to be included. In the registration rights agreement, we agreed to indemnify these stockholders and any underwriters for any material misstatements or omissions contained in any registration statement or prospectus related to the registrable securities except for any material misstatements or omissions that arise from information furnished to our company by any of the stockholders or underwriters. These stockholders have agreed to indemnify our company for any material misstatements or omissions that arise from information supplied by them. We have agreed to pay the following expenses incurred in connection with a registration pursuant to this agreement: (i) registration and filing fees with the SEC and NASD, (ii) fees and expenses of compliance with securities or blue sky laws, (iii) printing expenses, (iv) fees and expenses incurred in connection with the listing or quotation of the registrable securities, (v) fees and expenses of counsel to our company and of the independent certified public accountants for our company, (vi) the reasonable fees and expenses of any additional experts retained by our company in connection with such registration and (vii) the reasonable fees and expenses of one counsel for all the participating stockholders not in excess of $25,000. These stockholders have agreed to pay any underwriting fees, discounts or commissions attributable to the sale of the securities and any out-of-pocket expenses of these stockholders. Messrs. Scott, Crowe and McCourt have waived their "piggyback" rights under this agreement in connection with this offering.

   In February 2002, we entered into a registration rights agreement with Level 3 Communications. Under this agreement, Level 3 may make up to three requests that we register certain shares of our common stock that it beneficially owns provided that (i) the first demand for registration must be for not less than 2,500,000 shares of common stock, (ii) the second and third demands for registration must each be for not less than either 1,500,000 shares of common stock or common stock representing the right to cast at least 6,500,000 votes at a meeting of our stockholders and (iii) a demand for registration has not been made within 150 days of the effective date of a prior demand for registration demand. Level 3 also has unlimited "piggyback" registration rights whereby if we propose to file certain types of registration statements, either for ourselves or our other stockholders, we must provide prompt notice to Level 3 and register certain of its shares if it so chooses. We have agreed to indemnify Level 3 and any underwriters for any material misstatements or omissions contained in any such registration statement, except for any material misstatements or omissions that arise from information furnished to us by Level 3 or the underwriters, and Level 3 has agreed to indemnify us for any material misstatements or omissions that arise from information it supplies to us. We have agreed to pay (i) 50% of the expenses incurred in connection with any demand for registration (with Level 3 paying the remaining 50% up to $500,000) and 100% of the balance of such expenses and (ii) all of the expenses incurred in connection with any "piggyback" registration. The expenses described above include the following: (i) registration and filing fees with the SEC and NASD,
(ii) fees and expenses of compliance with securities or blue sky laws, (iii) printing expenses, (iv) fees and expenses incurred in connection with the listing or quotation of the shares, (v) fees and expenses of counsel to our company and of the independent certified public accountant of our company, (vi) the reasonable fees and expenses of any additional experts we retain in connection with such registration and (vii) the reasonable fees and expenses of one counsel for Level 3 not to exceed $25,000. Level 3 has agreed to pay any underwriting fees, discounts or commissions and, except as provided above, its out-of-pocket expenses attributable to the sale of its shares. Level 3 has exercised one demand right in connection with this offering. Under certain circumstances, Level 3 may transfer its registration rights without our prior written consent.

                      PRINCIPAL AND SELLING STOCKHOLDERS

   Set forth below is certain information regarding the beneficial ownership of our common stock and our class B common stock as of March 15, 2002, and after the completion of this offering, held by (i) each of our directors, (ii) the named executive officers below, (iii) all persons who are currently directors or executive officers of our company as a group, (iv) the selling stockholder and (v) each person known to us to own beneficially more than 5% of the outstanding shares of our common stock or class B common stock. Because the shares of our class B common stock are convertible at the option of the holder into shares of common stock on a one-for-one basis at any time and from time to time, the "Assuming Conversion" columns in the common stock table reflect the total shares of common stock which would be beneficially owned by such person or group assuming no other conversions. The "Percent of Outstanding Shares" columns represent ownership, not voting interest. Shares of our common stock have one (1) vote per share and shares of our class B common stock have fifteen
(15) votes per share. Each director or named executive officer has investment and voting power over the shares listed opposite his name except as set forth in the footnotes hereto. The table below does not take into account the underwriters over-allotment option.

                                                                                             Shares Beneficially Owned After
                        Shares Beneficially Owned Prior to Offering (Number of            Offering (Number of Shares and Percent
                           Shares and Percent of Total Shares Outstanding)                     of Total Shares Outstanding)
                        -----------------------------------------------------             -------------------------------------
                                               Class B           Assuming                                          Class B
                          Common Stock      Common Stock        Conversion       Number      Common Stock        Common Stock
                        ----------------  ----------------  -----------------  of Shares  ------------------  -----------------
  Name of Beneficial     Number   Percent  Number   Percent   Number   Percent   Being
        Owner             (1)       (1)     (1)       (1)      (1)       (1)   Offered(2)   Number    Percent   Number   Percent
  ------------------    --------- ------- --------- ------- ---------- ------- ---------- ---------   ------- ---------  -------
Michael A.
 Adams(3)(7)...........    51,254    *           --   --        51,254    *           --     51,254      *           --    --
Donald P.
 Cawley(4)(7)..........    68,313    *           --   --        68,313    *           --     68,313      *           --    --
James Q. Crowe
 (5)(14)...............    21,629    *           --   --        21,629    *           --     21,629      *           --    --
James DePolo(6)........   118,227    *           --   --       118,227    *           --    118,227      *           --    --
Stuart E. Graham(5)....     9,875    *        5,408    *        15,283    *           --      9,875      *        5,408     *
Frank M. Henry(5)......    45,910    *       15,398    *        61,308    *           --     45,910      *       15,398     *
Richard R. Jaros(5)(14)     9,886    *           --   --         9,886    *           --      9,886      *           --    --
Daniel E. Knowles(8)...    10,484    *           --   --        10,484    *           --     10,484      *           --    --
Michael J.
 Mahoney(7)(9).........    96,587    *           --   --        96,587    *           --     96,587      *           --    --
David C.
 McCourt(7)(14)........    25,304    *           --   --        25,304    *           --     25,304      *           --    --
David C. Mitchell(5)...    11,645    *           --   --        11,645    *           --     11,645      *           --    --
Eugene Roth(15)........     1,430    *        3,999    *         5,429    *           --      1,430      *        3,999     *
Walter Scott, Jr.
 (5)(14)...............   115,062    *           --   --       115,062    *           --    115,062      *           --    --
Timothy J.
 Stoklosa(10)..........    10,184    *           --   --        10,184    *           --     10,184      *           --    --
David G.
 Weselcouch(7)(11).....    39,554    *           --   --        39,554    *           --     39,554      *           --    --
John J. Whyte(5).......     9,584    *           --   --         9,584    *           --      9,584      *           --    --
All Directors and
 Executive Officers
 as a group (16
 persons)..............   644,928   3%       24,805    1%      669,733   3%           --    644,928     3%       24,805     1%
Eldorado Equity
 Holdings, Inc.(12).... 9,639,326   45%   1,017,061   50%   10,656,387   45%   4,260,000  5,379,326     25%   1,017,061    50%
Mario J. Gabelli
 Group(13)............. 1,952,777    9%     304,606   15%    2,257,383   10%          --  1,952,777      9%     304,606    15%

--------
 (*) Less than one percent of the outstanding shares of the class.
 (1) Includes vested matching share units and share units pursuant to participants' contributions under our Executive Stock Purchase Plan at March 15, 2002.
 (2) Excludes shares that may be sold pursuant to an over-allotment option granted by the selling stockholder to the underwriters.
 (3) Includes options to purchase 46,690 shares of common stock exercisable within 60 days after March 15, 2002.
 (4) Includes options to purchase 36,005 shares of common stock exercisable within 60 days after March 15, 2002.
 (5) Includes options to purchase 8,000 shares of common stock exercisable within 60 days after March 15, 2002.
 (6) Includes options to purchase 82,000 shares of common stock exercisable within 60 days after March 15, 2002.
 (7) Under our Executive Stock Purchase Plan, participants who defer current compensation are credited with "Share Units" with a value equal to the amount of the deferred pretax compensation. The value of a Share Unit is based on the value of a share of common stock. We also credit each participant's matching account under the plan with 100% of the number of Share Units credited based on the participant's elective contributions. Share Units credited to participants' elective contribution accounts are fully and immediately vested. Share Units credited to participants' matching accounts generally vest on the third anniversary of the date they are credited, subject to continued employment. Share Units credited to a participant's matching account become fully vested on a change in control of our company, or on the participant's death or disability while actively employed. If dividends are paid on common stock, a dividend equivalent is deemed paid with respect to Share Units and credited to participants' accounts in the form of additional Share Units. We have established a grantor trust to hold common stock corresponding to the number of Share Units credited to participants' accounts in the plan. Participants do not have the right to vote Share Units, provided that we may, but are not required to, make arrangements for participants to direct the trustee of the grantor trust as to how to vote a number of shares held by the grantor trust corresponding to the number of Share Units credited to the participants' matching accounts. The table below shows with respect to each named participant, Share Units relating to the common stock acquired by each such participant in lieu of current compensation pursuant to the plan and the vested Share Units credited to the matching account of each such participant as of March 15, 2002 including matching Share Units scheduled to vest within 60 days thereafter:

                                                     Total Shares
                                                  Acquired and Vested
                                                     ESPP Matching
          Name                                          Shares
          ----                                    -------------------
          Donald P. Cawley.......................        4,833
          Michael J. Mahoney.....................        9,021
          David G. Weselcouch....................        3,432

    Additionally, David C. McCourt and Michael A. Adams are the beneficial owners of 25,304 and 4,564 fully vested matching shares, respectively, through RCN's ESPP. Mr. Mahoney is the beneficial owner of 9,067 fully vested matching shares through RCN's ESPP.

 (8) Includes options to purchase 6,000 shares of common stock exercisable within 60 days after March 15, 2002.
 (9) Includes options to purchase 76,000 shares of common stock exercisable within 60 days after March 15, 2002.
(10) Includes options to purchase 8,345 shares of common stock exercisable within 60 days after March 15, 2002.
(11) Includes options to purchase 22,200 shares of common stock exercisable within 60 days after March 15, 2002.
(12) Eldorado Equity Holdings, Inc. is a subsidiary of Level 3 Delaware Holdings, Inc., which is a subsidiary of Level 3 Telecom Holdings, Inc. On February 7, 2002, Level 3 Delaware Holdings transferred all of the shares of common stock and class B common stock it beneficially owned to Eldorado Holdings. Level 3 indirectly holds all of the capital stock of Level 3 Telecom. David C. McCourt previously owned 10% of the common stock of Level 3 Telecom. The address of Level 3 and Level 3 Telecom is 1025 Eldorado Blvd., Broomfield, Colorado 80021. The address of Level 3 Delaware Holdings and Eldorado Equity Holdings is 1105 North Market Street, Suite 1300, Wilmington, Delaware 19801.
(13) Based on estimates obtained through February 28, 2002 from Thompson Financial/Carsons for Mario J. Gabelli, together with GAMCO Investors, Inc., Gabelli Funds, Inc., Gabelli Performance Partnership, L.P., Gabelli International Limited, Gabelli International II Limited and Gabelli & Company, Inc., the address of each is One Corporate Center, Rye, New York 10580-1434.
(14) Does not include shares beneficially owned by Eldorado Equity Holdings. As an officer, director or stockholder of Level 3 and/or as an officer or director of Level 3 Telecom or Eldorado Equity Holdings, this person may be deemed to beneficially own all of the shares of our common equity beneficially owned by Eldorado Equity Holdings. Each of these persons disclaims beneficial ownership of the shares of our company held by Eldorado Equity Holdings. Eldorado Equity Holdings is a subsidiary of Level 3 Telecom, and Level 3 indirectly holds all of the capital stock of Level 3 Telecom. David C. McCourt is a former Director of Level 3 Telecom and previously owned 10% of the common stock of Level 3 Telecom which he sold to a subsidiary of Level 3 in February 2002.
(15) Share ownership also includes Mr. Roth's proportionate interest of shares and vested options owned by the firm of Rosenn, Jenkins & Greenwald, L.L.P. Mr. Roth is a Senior Partner of the firm.


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

                         DESCRIPTION OF CAPITAL STOCK

   The summary of the terms of our capital stock set forth below does not purport to be complete and is qualified by reference to our articles of incorporation and bylaws.

Authorized Capital Stock

   Under our articles of incorporation, our authorized capital stock consists of 85,000,000 shares of common stock, par value $1.00 per share, 15,000,000 shares of class B common stock, par value $1.00 per share, and 25,000,000 shares of preferred stock, without par value.

Common Stock and Class B Common Stock

   As of March 15, 2002, there were 21,402,234 shares of common stock and 2,053,081 shares of class B common stock outstanding (excluding treasury shares). The holders of common stock and class B common stock are entitled to receive, from funds legally available for the payment thereof, dividends when and as declared by resolution of the board of directors, subject to any preferential dividend rights granted to the holders of any outstanding preferred stock. The articles of incorporation also provide that, in relation to cash dividends, the dividend payable on common stock is to be at least 105% of that payable on class B common stock. In the event of liquidation, each share of common stock and class B common stock is entitled to share pro rata in any distribution of our assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock. Each holder of common stock is entitled to one vote for each share of common stock held of record on the applicable record date and each holder of class B common stock is entitled to fifteen votes for each share of class B common stock held of record on the applicable record date on all matters submitted to a vote of stockholders, including the election of directors.

   Holders of common stock and class B common stock have cumulative voting rights but do not have preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption rights or sinking fund provisions with respect to the common stock or the class B common stock except that the class B common stock is convertible, at the option of the holder, into shares of common stock on a one-for-one basis at any time and from time to time. The outstanding shares of common stock and class B common stock are duly authorized, validly issued, fully paid and nonassessable. If at any time there are less than 25,000 shares of class B common stock outstanding, all of the outstanding shares of class B common stock automatically convert into shares of common stock.

Preferred Stock

   Under our articles of incorporation, up to 25,000,000 shares of preferred stock may be issued in such series and with such rights and preferences as the board of directors may determine from time to time. The board of directors, to the extent permitted by the Pennsylvania Business Corporation Law, is empowered by our articles of incorporation to amend the articles of incorporation by resolution or resolutions from time to time to divide the preferred stock into one or more classes or series, to determine the designation and the number of shares of any class or series of preferred stock, to determine the voting rights, preferences, limitations and special rights, if any and other terms of the shares of any class or series of preferred stock and to increase or decrease the number of shares of any such class or series.

Description of Certain Provisions of Our Articles of Incorporation and Bylaws

   Our articles of incorporation and bylaws contain provisions that may have the effect of discouraging, delaying or preventing a change in control of our company or unsolicited acquisition proposals that a stockholder might consider favorable. Set forth below is a description of certain of these provisions.

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

   Voting Rights. Our articles of incorporation provide that each holder of common stock is entitled to one vote for each share of common stock held and each holder of class B common stock is entitled to fifteen votes for each share of class B common stock held on all matters submitted to a vote of stockholders.

   "Blank Check" Preferred Stock. Our articles of incorporation empower the board of directors, to the extent permitted by the Pennsylvania Business Corporation Law, to amend the articles of incorporation by resolution or resolutions from time to time to divide the preferred stock into one or more classes or series, to determine the designation and the number of shares of any class or series of preferred stock, to determine the voting rights, preferences, limitations and special rights, if any, and other terms of the shares of any class or series of preferred stock and to increase or decrease the number of shares of any such class or series.

   Special Meetings of Stockholders. Our bylaws provide that, except in relation to preferred stock, special meetings of stockholders may be called by the president, two or more directors or the holders of at least 10% of the outstanding stock of our company that is entitled to vote.

   Staggered Terms for Directors. Our bylaws provide that the directors of our company shall be divided into three classes as nearly equal in number as possible, and that one class shall be elected at each annual meeting of the stockholders for a term of three years to succeed the directors whose terms then expire.

   Provisions of the Pennsylvania Business Corporation Law. The Pennsylvania Business Corporation Law provides that the directors of a corporation, in making decisions concerning takeovers or any other matters, may consider, to the extent that they deem appropriate, among other things, (i) the effects of any proposed transaction upon any or all groups affected by such action, including, among others, stockholders, employees, suppliers, customers and creditors, (ii) the short and long-term interests of the corporation and (iii) the resources, intent and conduct of the person seeking control. Our articles of incorporation and bylaws do not provide an exemption from these provisions.

Transfer Agent and Registrar

   Mellon Investor Services LLC is the transfer agent and registrar for the common stock and class B common stock.

                                 UNDERWRITERS

   Under the terms and subject to the conditions set forth in the underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as representative, have severally agreed to purchase, and the selling stockholder has agreed to sell them, severally, the number of shares of our common stock indicated below:

             Name                                 Number of Shares
             ----                                 ----------------
             Morgan Stanley & Co. Incorporated...    1,950,043
             Goldman, Sachs & Co.................      975,020
             First Union Securities, Inc.........      324,979
             Legg Mason Wood Walker, Incorporated      324,979
             SG Cowen Securities Corporation.....      324,979
             A.G. Edwards & Sons, Inc............       60,000
             ABN AMRO Rothschild LLC.............       60,000
             CIBC World Markets Corp.............       60,000
             Edward D. Jones & Co., L.P..........       60,000
             Kaufman Bros., L.P..................       60,000
             Raymond James & Associates, Inc.....       60,000
                                                     ---------
                    Total........................    4,260,000
                                                     =========

   The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of the shares of common stock is subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The underwriters are obligated to take and pay for all the shares of common stock if any are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

   The underwriters propose initially to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of $1.29 a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the underwriters.

   The selling stockholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 638,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public would be $176,328,000, the total underwriters' discounts and commissions would be $9,698,040 and total proceeds to the selling stockholder (before deducting expenses payable by the selling stockholder) would be $166,629,960.

   Each of us, our executive officers and directors have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we, he or she will not, during the period ending 90 days after the date of this prospectus, and the selling stockholder has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or our class B common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock or our class B common stock; or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our common stock or our class B common stock;

whether any transaction described above is to be settled by delivery of our common stock or our class B common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to, among other things:

  . the issuance by us of shares of common stock or class B common stock upon the exercise of an option or the conversion of a security outstanding on the date of this prospectus or with respect to awards under our equity incentive plan outstanding on the date of this prospectus;

  . the issuance by us of shares of common stock or shares of class B common stock or the grant by us of options or awards pursuant to employee benefit plans in effect as of the date of this prospectus;

  . the issuance by us of shares of common stock or shares of class B common stock (and the filing of a registration statement with respect to such an issuance) in connection with the acquisition of interests in other companies; provided that the recipients of the shares agree in writing to be bound by the 90-day lock-up described above; or

  .  in the case of the selling stockholder:

       .  the sale of shares of common stock to the underwriters;

       . transfers to affiliates (other than us), provided that any such affiliate agrees to be bound by the 180-day lock-up described above;

       . the sale of common stock or class B common stock to one or more investors in a private placement (but not subsequent transfers by such investors to third parties), provided that such investors agree to be bound by the 180-day lock-up described above; or

       .  the sale of shares of common stock or class B common stock to us.

   In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with this offering, creating short positions in the common stock for their own accounts. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, common stock in the open market. Finally, the underwriters may reclaim selling concessions allowed to an underwriter or dealer for distributing the common stock in this offering, if the underwriters repurchase previously distributed common stock in transactions that cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

   We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

   The underwriters or their affiliates have provided and may in the future continue to provide investment banking and other financial services, including the provision of credit facilities, for us and the selling stockholder in the ordinary course of business.

   First Union Securities, Inc., one of the underwriters, is an indirect, wholly-owned subsidiary of Wachovia Corporation. Wachovia Corporation conducts its investment banking, institutional, and capital markets businesses through its various bank, broker-dealer and nonbank subsidiaries (including First Union Securities, Inc.) under the trade name of Wachovia Securities. Any references to Wachovia Securities in this prospectus, however, do not include Wachovia Securities, Inc., member NASD/SIPC and a separate broker-dealer subsidiary of Wachovia Corporation and an affiliate of First Union Securities, Inc., which may or may not be participating as a selling dealer in the distribution of the securities offered by this prospectus.

                                 LEGAL MATTERS

   Certain legal matters in connection with this offering will be passed on for us by Kenneth E. Lee, Vice President, General Counsel and Secretary of our company, Wolf, Block, Schorr and Solis-Cohen LLP, Philadelphia, Pennsylvania, and Davis Polk & Wardwell, New York, New York. Certain legal matters in connection with this offering will be passed upon for the selling stockholder by Willkie Farr & Gallagher, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

   The consolidated financial statements of Commonwealth Telephone Enterprises, Inc. incorporated in this prospectus by reference to the Annual Report on Form 10-K of Commonwealth Telephone Enterprises, Inc. for the year ended December 31, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect our filings at the regional offices of the SEC located at Citicorp, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 233 Broadway, New York, New York 10279 or over the Internet at the SEC's WEB site at http://www.sec.gov.

                          INCORPORATION BY REFERENCE

   The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until all of the securities are sold by the selling stockholder:

       (a) Definitive Proxy Statement on Schedule 14A filed March 26, 2002 and dated April 12, 2002; and

       (b) Annual Report on Form 10-K for the year ended December 31, 2001.

   You may request a copy of these filings at no cost, by writing or telephoning the office of Michael J. Mahoney, President and Chief Executive Officer, Commonwealth Telephone Enterprises, Inc., 100 CTE Drive, Dallas, Pennsylvania 18612-9774, (570) 631-2700.

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                                CTE Commonwealth
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